Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on June 17, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The GrowHub Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

+65 6993 9430

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111	Mark Y. Liu, Esq. Christina Russo, Esq. Akerman LLP 633 West Fifth Street, Suite 6400 Los Angeles, California 90071 (213) 688-9500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated June 17, 2024

The GrowHub Limited

[____________] Class A Ordinary Shares

This is the initial public offering of The GrowHub Limited. Prior to this offering, there has been no public market for our Class A Ordinary Shares. It is currently estimated that the initial public offering price per share will be between $[  ] and $[  ]. We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “TGHL.”

[Immediately after this offering, assuming an offering size as set forth above, [*] will, through his wholly owned entity [*], own approximately [  ]% of our outstanding Shares (or [  ]% of our outstanding Shares if the underwriter’s option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of rule 5615(c) of Nasdaq Stock Market LLC (“Nasdaq Listing Rules”). See section titled “Prospectus Summary—Implications of Being a Controlled Company”.]

Upon completion of this offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to [one] vote per share, while holders of Class B Ordinary Shares will be entitled to [ten] votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. Upon the transfer of any Class B Ordinary Share by a holder thereof to any person other than certain permitted transferees or a change in beneficiary owner of such Class B Ordinary Shares, such Class B Ordinary Share will be automatically and immediately converted into one Class A Ordinary Share. See “Description of Share Capital—Ordinary Shares” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares.

Investing in the Class A Ordinary Shares involves a high degree of risk. See section titled “Risk Factors” beginning on page 13 of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER CLASS A ORDINARY SHARE		TOTAL
Initial public offering price	$	[*]	$	[*]
Underwriting discounts and commissions(1)(2)	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]

(1)	The underwriter will receive compensation in addition to the discounts and commissions. For a description of compensation payable to the underwriter, see “Underwriting” beginning on page 97.

(2)	Does not include a non-accountable expense allowance equal to $[ ], payable to the underwriter, or the reimbursement of certain expenses of the underwriter. For a description of other terms of compensation to be received by the underwriter, see “Underwriting” beginning on page 97.

We expect our total cash expenses for this offering (including cash expenses payable to the underwriter for their out-of-pocket expenses) to be approximately $[  ], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Class A Ordinary Shares if any such shares are taken. We have granted the underwriter an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Class A Ordinary Shares to purchasers against payment on             , 2024.

Network 1 Financial Securities, Inc.

The date of this prospectus is              , 2024

The definitions of certain capitalized terms used in this prospectus can be found in the section titled “Prospectus Summary—Conventions Which Apply to this Prospectus” beginning on page 8 of this prospectus.

For investors outside the United States: neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or on any free writing prospectus, that we have authorized for use in connection with this offering. Neither we nor the underwriter have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriter take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriter are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of the Class A Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A Ordinary Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “GrowHub,” “our Group” or the “Company” refer to The GrowHub Limited together with its subsidiaries.

Our Business

Overview

Our Company operates at the intersection of technology and supply chain management, focusing on enhancing product traceability and authenticity. With a commitment to innovation and sustainability, we have developed a multi-faceted approach to address industry challenges. Our business currently comprises two main divisions, which are the GrowHub Platform and our product trading facilitation offering, and we currently preparing for the launch of our third main business division, namely, the GrowHub Innovation Centre, which is expected to start generating revenue by the end of the second quarter of 2025. Each division will play a vital role in our mission to improve transparency and efficiency in businesses.

Central to the Company’s operations is the proprietary GrowHub Platform, a revolutionary traceability blockchain technology solution. We believe that as of the date of this prospectus, we are among the few entities in Asia Pacific that operates a public blockchain system whereby all data can be transmitted directly to the cloud and shown on public blockchain records, and not subject to possible tampering and alteration of data. The GrowHub Platform stands as the cornerstone of our Company’s operations, serving as our main business and flagship offering.

Hosted on the robust Polygon network (i.e. a third-party blockchain platform which aims to create a multi-chain blockchain system compatible with Ethereum, a decentralized blockchain with smart contract functionality), the GrowHub Platform represents a paradigm shift in the way food products are traced from origin to consumer. Unlike traditional systems, the GrowHub Platform harnesses the power of public blockchain technology with an aim to ensure data immutability and transparency. Every aspect of the supply chain is meticulously recorded as an immutable checkpoint, each capturing critical information such as ingredient sourcing, manufacturing processes, and distribution channels. Through a seamless web application and QR code integration, consumers gain access to comprehensive product provenance, empowering them to make informed purchasing decisions with confidence. The GrowHub Platform offers three key solutions: the traceability solution that provides comprehensive tracking of products throughout the supply chain; the anti-counterfeit solution that equips organizations with tools to combat counterfeiting; and the carbon management solution that empowers companies to track and manage carbon emissions, contributing to environmental sustainability.

Our Corporate Vision and Mission

Our mission is to develop and implement cutting-edge technology solutions that enable real-time tracking, verification, and documentation of different kinds of products at every stage of the supply chain. By doing so, we aim to instill confidence in consumers, enhance operational efficiency for businesses, and drive data-driven decision-making within the industry.

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Our Industry

According to the Food Traceability Market Report published by Meticulous Research in January 2024, the global market potential for food traceability is expected to reach $40.05 billion by 2031, increasing at a CAGR of 9.3% from 2024 to 2031. In the Asia Pacific region, the projection is projected to be the highest, with CAGR projected at 9.6% till 2030. The increasing consumer demand for transparency and safety in food products, as well as stricter government regulations, are driving the adoption of food traceability technology in this region. The rising prevalence of foodborne diseases, food adulteration incidents worldwide, fueled by increasing product recalls due to food contamination are also resulting in greater awareness and desire for food traceability.

Implementing food traceability systems is crucial in Asia Pacific due to various reasons as stated above. Food traceability involves tracking the movement of food products throughout the supply chain, from production to distribution to retail. This process enables stakeholders to identify the origin of food products, monitor their journey through the supply chain, and trace them back in cases of contamination, recalls, or quality issues.

Our Competitive Strengths

We believe our main competitive strengths are as follows:

One-stop complete traceability solution. The GrowHub Platform is not merely a traceability tool; it’s a comprehensive one-stop solution that addresses the entire supply chain, which sets us apart from traditional traceability systems that focus solely on tracking product movement.

Established government partnerships. Our collaboration with governments in Japan, Bhutan, and Australia provide us with political goodwill, which enhances our reputation.

Scalable business model. Our software-as-a-service model for the GrowHub Platform is affordable and accessible. By offering subscription-based access, we democratize traceability. Small businesses, startups, and even large enterprises can adopt our platform without significant upfront costs.

Pioneering Web3-enabled traceability in APAC. We believe we are both early adopters and trailblazers of Web3 in APAC. Our Web3-enabled GrowHub Platform leverages blockchain for data security.

Experienced management team. Our senior management team are experienced and seasoned professionals. We believe years of collaboration with government officials and politicians give us an edge.

Our Business Strategies and Future Plans

Our business strategies and future plans are as follows:

Geographical expansion. To date, we have successfully developed robust business ties in several key markets, including Australia, Bhutan, Japan, Singapore, Indonesia, Vietnam, and Malaysia. Over the next two years, our primary focus will be on expanding within APAC.

Investment in artificial intelligence and data analytics. Our ongoing investment in artificial intelligence (“AI”) ensures that we continue to innovate and enhance our platform. Furthermore, investment in data analytics ensures that we remain agile, customer-centric, and competitive in an ever-evolving market.

Increasing market share in existing markets. Our success in Australia, Japan, Malaysia, Bhutan, and other markets has positioned us as a trusted partner. To capitalize on this momentum, we will intensify our efforts in these regions.

Establishing corporate venture capital. We aim to identify projects, technologies, and companies that align with our business objectives. By investing strategically, we can accelerate innovation, expand our ecosystem, and drive mutual growth.

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Summary Risk Factors

Our prospectus should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors.”

Risks Related to Our Business

● Our Group does not have a long operating history as an integrated group.

● We may incur losses in the future.

● Our historical financial and operating results are not a guarantee of our future performance.

● If we are unable to attract new customers, our business will be harmed.

● If our platform fails to perform properly due to defects, interruptions, delays in performance or similar problems, and if we fail to develop enhancements to resolve any defect, interruption, delay, or other problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

● If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our products may become less competitive.

● We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

● Security incidents and attacks on our platform could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

● Interruption or failure of our information technology and communications systems due to natural disasters, human error or malicious acts could impair our ability to effectively provide our services and products, which could damage our brand and reputation and adversely affect our operating results.

● Our business generates and processes a large amount of data, and the improper use or disclosure of such data may harm our reputation and business.

● We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenue may decline, or fail to grow, and we may incur operating losses.

● Usage of our platform accounts for substantially all of our revenue.

● We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.

● We rely on third-party hosting providers that may be difficult to replace.

● If we fail to offer high quality support, our business may be harmed.

● Any damage to the reputation and recognition of our brand names, including negative publicity against us, may materially and adversely affect our business operations and prospects.

● Our insurance may not provide adequate coverage for all potential loss and claims relating to our business operations and/or assets, and any uninsured losses incurred, may be substantial and therefore adversely affect our operations and financial results.

● Negative publicity relating to our Group or our Directors, Executive Officers or Controlling Shareholders may materially and adversely affect our reputation and Class A Ordinary Share price.

● The wars in Ukraine and in the Middle East may materially and adversely affect our business and results of operations.

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Risks Related to Doing Business in Singapore

● We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

● We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we might therefore be exposed to various risks inherent in operating and investing in the region.

Risks Related to Our Class A Ordinary Shares

● An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

● Our Class A Ordinary Shares price may never trade at or above the price in this Offering.

● The initial public offering price for our Class A Ordinary Shares may not reflect their actual value.

● Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

● Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

● Investors in our Class A Ordinary Shares likely will face immediate and substantial dilution in the net tangible book value per share and may experience future dilution.

● We may have conflicts of interest with our Controlling Shareholders and, because of our Controlling Shareholders’ significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

● We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

● Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

● We have no immediate plans to pay dividends.

● If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

● We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

● If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

● Investors may have difficulty enforcing judgments against us, our directors and management.

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● The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

● We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

● We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

● We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

● We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

● There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Class A Ordinary Shares to significant adverse United States income tax consequences.

● We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively

● If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

● Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

● Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

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Our Corporate Structure and History

Corporate Structure

The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering:

The GrowHub Limited (Cayman Islands)
100%
The Growhub Innovations Company Limited (British Virgin Islands)
100%
The GrowHub Innovations Company Pte. Ltd. (Singapore)
100%
GrowHub (Apac) Pte. Ltd (Singapore)
100%
GrowHub Technologies Pte. Ltd. (Singapore)
100%
GrowHub Innovation Centre Pty Ltd (Australia)
100%
GrowHub Distribution (Singapore) Pte. Ltd. (Singapore)
100%
GrowHub Trading Pty Ltd (Australia)
100%
GrowHub Malaysia Sdn. Bhd. (Malaysia)
100%
GrowHub Japan Co., Ltd. (Japan)

Name	Background	Ownership
The GrowHub Limited (“GrowHub Cayman”)	Incorporated on April 12, 2024 as an exempted company with limited liability under the laws of Cayman Islands.	See “Principal Shareholders” for details of our shareholding structures immediately prior to and after this Offering.

The GrowHub Innovations Company Limited (“GrowHub BVI”)	Incorporated on April 12, 2024 as a BVI business company under the laws of British Virgin Islands.	100% owned by GrowHub Cayman.

The GrowHub Innovations Company Pte. Ltd. (“GrowHub Innovations Singapore”)	Incorporated on August 17, 2020 as a private company limited by share under the laws of Singapore.	100% owned by GrowHub BVI.

GrowHub (Apac) Pte. Ltd (“GrowHub Apac”)	Incorporated on January 6, 2020 as a private company limited by share under the laws of Singapore.	100% owned by GrowHub Innovations Singapore.

GrowHub Technologies Pte. Ltd. (“GrowHub Technologies”)	Incorporated on March 23, 2022 as a private company limited by share under the laws of Singapore.	100% owned by GrowHub Innovations Singapore.
GrowHub Innovation Centre Pty Ltd (“GrowHub Innovations Australia”)	Incorporated on March 17, 2022 as a limited by shares company under the laws of Australia.	100% owned by GrowHub Innovations Singapore.

GrowHub Distribution (Singapore) Pte. Ltd. (“GrowHub Distribution”)	Incorporated on February 11, 2020 as a private company limited by share under the laws of Singapore.	100% owned by GrowHub Apac.

GrowHub Trading Pty Ltd (“GrowHub Trading”)	Incorporated on April 3, 2020 as a limited by shares company under the laws of Australia.	100% owned by GrowHub Apac.

GrowHub Malaysia Sdn. Bhd. (“GrowHub Malaysia”)	Incorporated on February 28, 2022 as a company limited by shares under the laws of Malaysia.	100% owned by GrowHub Apac.

GrowHub Japan Co., Ltd (“GrowHub Japan”)	Incorporated on July 30, 2021 as a limited liability company under the laws of Japan.	100% owned by GrowHub Apac.

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On [●], our Group completed an internal reorganization (the “reorganization”) which involved the subscription by the shareholders of GrowHub Innovations Singapore of certain shares in GrowHub BVI in consideration of the transfer of their respective equity interest in GrowHub Innovations Singapore to GrowHub BVI, and the subsequent subscription by all the shareholders of GrowHub BVI of certain shares in the Company in consideration of the transfer of their respective equity interest in GrowHub BVI to the Company. Upon completion of the aforementioned, the Company became the ultimate holding company of our operating subsidiaries.

Our Controlling Shareholder currently both directly and indirectly owns [  ]% of our Ordinary Shares and, upon consummation of this Offering, our Controlling Shareholder will own [  ]% of our Ordinary Shares, which represent [  ]% of the total voting power of our outstanding Ordinary Shares. See “Risk Factors—Risks Related to Our Corporate Structure.”

Corporate Information

Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002 Cayman Island. Our principal place of business is 60 Paya Lebar Road #12-37 Paya Lebar Square, Singapore 409051. The telephone number of our principal office is +65 6993 9430. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Our corporate website is https://thegrowhub.co/. Information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal controls over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this Offering;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this Offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We are also a foreign private issuer. Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

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We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply              :

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

[Implications of Being a Controlled Company]

[Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules because [*] will, through his wholly-owned entity [*], hold [  ]% of our total issued and outstanding Shares and will be able to exercise [  ]% of the total voting power of our issued and outstanding share capital.] For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See section titled “Risk Factors—Risks Relating to an Investment in our Class A Ordinary Shares.”]

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

Other Companies, Organizations and Agencies

“Independent Registered Public Accounting Firm”	:	Audit Alliance LLP

“Underwriter”	:	Network 1 Financial Securities, Inc., as the underwriter for the Offering.

General

“amended and restated memorandum and articles of association”	:	The amended and restated memorandum and articles of association of the Company which will be adopted immediately prior to the consummation of this Offering.

“APAC”	:	The Asia–Pacific region.

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The board of Directors of our Company.

“Class A Ordinary Shares”	:	Class A ordinary shares in the capital of the Company of nominal or par value US$0.0005 each designated as Class A shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

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“Class B Ordinary Shares”	:	Class B ordinary shares in the capital of the Company of nominal or par value US$0.0005 each designated as Class B shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Companies Act”		The Companies Act (Revised) of the Cayman Islands.

“Company” or “GrowHub Cayman”	:	The GrowHub Limited, a Cayman Islands exempted company.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“Controlling Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting shares (excluding treasury shares) in our Company, and the total votes attached to that share, or those shares, is not less than 5.0% of the total votes attached to all the voting shares (excluding treasury shares) in our Company. Each of [*] and [*] is a Controlling Shareholder.

“COVID-19”	:	Coronavirus disease 2019.

“Directors”	:	The directors of our Company.

“Executive Officers”	:	The executive officers of our Company. See section titled “Management.”

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31.

“Group”	:	Our Company and our subsidiaries.

“GrowHub APAC”	:	GrowHub Apac Pte Ltd., our wholly owned subsidiary.

“GrowHub BVI”		The GrowHub Innovations Company Limited, our wholly owned subsidiary.

“GrowHub Distribution”	:	GrowHub Distribution (Singapore) Pte Ltd., our wholly owned subsidiary.

“GrowHub Innovations Australia”	:	GrowHub Innovation Centre Pty Ltd., our wholly owned subsidiary.

“GrowHub Innovations Singapore”	:	The GrowHub Innovations Company Pte Ltd., our wholly owned subsidiary.

“GrowHub Japan”	:	GrowHub Japan Co Limited., our wholly owned subsidiary.

“GrowHub Malaysia”	:	GrowHub Malaysia Sdn Bhd, our wholly owned subsidiary.

“GrowHub Trading”	:	GrowHub Trading Pty Ltd., our wholly owned subsidiary.

“GrowHub Technologies”	:	GrowHub Technologies Pte Ltd., our wholly owned subsidiary.

“Listing”	:	The listing and quotation of our Class A Ordinary Shares on Nasdaq.

“Nasdaq”	:	The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.

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“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“Offer Price”	:	US$_____ for each Class A Ordinary Share being offered in this Offering.

“Offering”	:	The Offering of Class A Ordinary Shares by the Underwriter on behalf of our Company for subscription at the Offer Price, subject to and on the terms and conditions set out in this prospectus.

“ordinary resolution”	:	A resolution passed by a simple majority of the Shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

“Share(s),” “ordinary share(s)” or “Ordinary Share(s)”	:	Class A Ordinary Shares and Class B Ordinary Shares.

“Shareholders”	:	Registered holders of Shares.

“special resolution”	:	A resolution passed by at least two-thirds of the Shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

“Underwriting Agreement”	:	The Underwriting Agreement dated [ ], 2024 entered into between our Company and Network 1 Financial Securities, Inc., pursuant to which the Underwriter has agreed to purchase, and we have agreed to sell to it, [ ] of our Class A Ordinary Shares at the Offer Price, less the underwriting discounts and commissions, as described in the sections titled “Underwriting” of this prospectus.

“U.S. GAAP”	:	Accounting principles generally accepted in the United States of America.

“Web 3”	:	An idea for a new iteration of the World Wide Web which incorporates concepts such as decentralization, blockchain technologies, and token-based economics.

Currencies, Units and Others

“SGD” or “S$”	:	The Singapore dollar, the legal currency of Singapore.

“US$,” “U.S. dollars,” “USD” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.

“%” or “per cent.”	:	Per centum.

“sq. m.”	:	Square meters.

The expressions “associated company,” “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

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Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, a reference to “we,” “our,” “us,” “our Group” or the “Company” or their other grammatical variations is a reference to The GrowHub Limited and its subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to United States dollar(s), the legal currency of the United States of America, and all references to “SGD,” “S$” or “Singapore Dollar” refer to Singapore dollar(s), the legal currency of Singapore. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD. The Company is a holding company with operations exclusively conducted in Singapore through its Singapore operating subsidiary, of whose reporting currency is Singapore Dollar. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from SGD to U.S. dollars and from U.S. dollars to SGD in this prospectus were calculated at the noon buying rate of US$ US$ 0.758 = S$1, representing the index rate stipulated by the federal reserve as of December 31, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

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The Offering

Class A Ordinary Shares offered by us:	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the Underwriter exercises its option to purchase additional Class A Ordinary Shares within 45 days of the date of the closing of this Offering in full).

Offer Price:	$[ ] per Class A Ordinary Share.

Shares outstanding before this Offering:	[ ] Ordinary Shares, consisting of [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares are outstanding as of the date of this prospectus.

Shares to be outstanding immediately after this Offering:	[ ] Ordinary Shares, consisting of [ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the Underwriter exercises its option to purchase additional Shares within 45 days of the date of the closing of the Offering from us in full) and [ ] Class B Ordinary Shares.

Over-allotment option to purchase additional Class A Ordinary Shares:	We have granted the Underwriter an option to purchase up to [ ] additional Class A Ordinary Shares from us within 45 days of the date of the closing of this Offering.

Use of proceeds:

We estimate that we will receive net proceeds from this Offering of approximately US$[   ] (or US$[   ] if the Underwriter exercises its over-allotment option to purchase additional Class A Ordinary Shares from us in full), based on an assumed initial public offering price of US$[  ] per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

We intend to use the net proceeds from this Offering for development of technologies; paying off an existing related-party working capital loan as set forth in detail in “Use of Proceeds”; expansion into new geographical markets; and for working capital and other general corporate purposes. See “Use of Proceeds” on page 36 for more information.

Lock-up:

The Company and our directors and officers have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed listing and symbol:	We intend to list the Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “TGHL.”

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Class A Ordinary Shares.

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RISK FACTORS

An investment in our Class A Ordinary Shares involves various risks. Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Class A Ordinary Shares. The following section describes some of the significant risks known to us now that could directly or indirectly affect us and the value or trading price of our Class A Ordinary Shares and should not be construed as a comprehensive listing of all risk factors. The following section does not state risks unknown to us now but which could occur in the future and risks which we currently believe to be not material but may subsequently turn out to be so. Should these risks occur and/or turn out to be material, they could materially and adversely affect our business, financial condition, results of operations and prospects. To the best of our Directors’ knowledge and belief, the risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Class A Ordinary Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Class A Ordinary Shares from their professional advisers before making any decision to invest in our Class A Ordinary Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. See section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our Group does not have a long operating history as an integrated group.

Our Company was incorporated as a holding company on April 12, 2024. While the businesses of our subsidiary have been in operation since 2020, we do not have a long history of running an integrated group with standardized policies and procedures as compared to our competitors and on which our past performance may be judged. Given our limited operating history and the rapidly evolving market in which we compete, we may encounter operational, financial and other difficulties as we establish and expand our operations, product and service developments, sales and marketing, technology and general and administrative capabilities.

We may incur losses in the future.

For the years ended December 31, 2023 and December 31, 2022, the Company recorded net loss of S$1.8 million (approximately US$1.4 million) and S$1.9 million, respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may continue to incur net losses in the future and may be unable to achieve or maintain sufficient cash flows or profitability on a quarterly or annual basis for the foreseeable future.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year to year and from period to period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, we believe that our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

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If we are unable to attract new customers, our business will be harmed.

To grow our business, we must continue to attract new customers. To do so, we must successfully convince potential customers of the benefits and the value of our GrowHub Platform. This may require significant and costly sales efforts that are targeted at larger enterprises and senior management of these potential customers. These factors significantly impact our ability to add new customers and increase the time, resources, and sophistication required to do so. In addition, numerous other factors, many of which are out of our control, may now or in the future impact our ability to acquire new customers, including potential customers’ commitments to other providers, real or perceived costs of switching to our platform, our failure to expand, retain, and motivate our sales and marketing personnel, our failure to develop or expand relationships with potential customers and channel partners, failure by us to help our customers to successfully deploy our platform, negative media or industry or financial analyst commentary regarding us or our solutions, litigation, and deteriorating general economic conditions. Any of these factors could impact our ability to attract new customers to our platform. As a result of these and other factors, we may be unable to attract new customers, which would harm our business.

If our platform fails to perform properly due to defects, interruptions, delays in performance. or similar problems, and if we fail to develop enhancements to resolve any defect, interruption, delay, or other problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

Our operations are dependent upon our ability to prevent system interruption. The applications underlying our GrowHub Platform are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. We have from time to time found defects in our platform and may discover additional defects in the future that could result in data unavailability, unauthorized access to, loss, corruption, or other harm to our customers’ data. These defects or errors could also be found in third-party applications on which we rely.

We host our GrowHub Platform on Polygon, a third-party blockchain platform. We depend, in part, on our third-party facility providers’ ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In some cases, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. In the event that there are any errors in software, failures of hardware, damages to a facility, or misconfigurations of any of our services, we could experience lengthy interruptions in our platform as well as delays and additional expenses in arranging new facilities and services. Our customers may choose to divert their traffic away from our platform as a result of interruptions or delays.

The occurrence of any defects, errors, disruptions in service, or other performance problems, interruptions, or delays with our platform, whether in connection with the day-to-day operations or otherwise, could result in:

●	loss of customers;

●	reduced customer usage of our platforms;

●	lost or delayed market acceptance and sales of our products;

●	delays in payment to us by customers;

●	injury to our reputation and brand;

●	legal claims, including warranty and service level agreement claims, against us; or

●	diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

The costs incurred in correcting any material defects, errors, or other performance problems in our platform may be substantial and could harm our business.

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If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our products may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and regulatory changes, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and sell new products that satisfy our customers and provide enhancements, new features, and capabilities to our platform that keep pace with rapid technological and industry change, our revenue and operating results could be adversely affected. If new technologies emerge that enable our competitors to deliver competitive products and applications at lower prices, more efficiently, more conveniently, or more securely, such technologies could adversely impact our ability to compete. If our platform does not allow us or our customers to comply with the latest regulatory requirements, our existing customers may decrease their usage on our platform and new customers will be less likely to adopt out platform.

Our platform must also integrate with a variety of network, hardware, mobile, and software platforms and technologies, and we need to continuously modify and enhance our products and platform capabilities to adapt to changes and innovation in these technologies. If developers widely adopt new software platforms, we would have to attempt to develop new versions of our products and enhance our platform’s capabilities to work with those new platforms. These development efforts may require significant engineering, marketing, and sales resources, all of which would affect our business and operating results. Any failure of our platform’s capabilities to operate effectively with future infrastructure platforms, technologies, and software platforms could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business may be harmed.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a significant portion of our revenues from a limited number of customers. For the years ended December 31, 2023 and 2022, our top five customers accounted for approximately 73% and 91% of our revenue, respectively, and our largest customer accounted for approximately 58.6% and 66.4% of our revenue, respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase in the future. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

Security incidents and attacks on our platform could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

Our business is dependent on providing our customers with fast, efficient, and reliable data on our GrowHub Platform. We transmit and store our customers’ information, data, and encryption keys as well as our own; customer information and data may include personally identifiable data of and about their end-users. Maintaining the security and availability of our platform, network, and internal IT systems and the security of information we hold on behalf of our customers is a critical issue for us and our customers. Attacks on our customers and our own network are frequent and take a variety of forms, including DDoS attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. In addition, unauthorized parties may attempt to gain physical access to our facilities in order to infiltrate our information systems. We have in the past been subject to cyber-attacks from third parties, including parties who we believe are sponsored by government actors. Since our customers share our multi-tenant architecture, an attack on any one of our customers could have a negative effect on other customers. These attacks have significantly increased the bandwidth used on our platform and have strained our network. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed.

Security incidents, whether as a result of third-party action, employee or customer error, technology impairment or failure, malfeasance or criminal activity, or hostile state actors, could result in unauthorized access to, or loss or unauthorized disclosure of, this information, litigation, indemnity obligations, and other possible liabilities. Further, certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence or intentional misconduct of us and our suppliers and we cannot assure you that we are adequately insured against the risks that we face.

15

In recent years, cyber-attacks have increased in size, sophistication, and complexity, increasing exposure for our customers and us. The costs to us to avoid or alleviate cyber or other security problems and vulnerabilities may be significant. However, our efforts to address these problems and vulnerabilities may not be successful. Any significant breach of our security measures could:

●	lead to the dissemination of proprietary information or sensitive, personal, or confidential data about us, our employees, or our customers—including personally identifiable information of individuals involved with our customers and their end-users;

●	lead to interruptions or degradation of performance in our platform;

●	threaten our ability to provide our customers with access to our platform;

●	generate negative publicity about us;

●	result in litigation and increased legal liability or fines; or

●	lead to governmental inquiry or oversight.

The occurrence of any of these events could harm our business or damage our brand and reputation, lead to customer credits, loss of customers, higher expenses, and possibly impede our present and future success in retaining and attracting new customers. A successful security breach or attack on our infrastructure would be damaging to our reputation and could harm our business. Similar security risks exist with respect to our business partners and the third-party vendors that we rely on for aspects of our information technology support services and administrative functions. As a result, we are subject to the risk that cyber-attacks on our business partners and third-party vendors may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our platform.

Interruption or failure of our information technology and communications systems due to natural disasters, human error or malicious acts could impair our ability to effectively provide our services and products, which could damage our brand and reputation and adversely affect our operating results.

We depend on the continuing operation of our information technology and communications systems to provide our products and services. Most of our businesses rely almost exclusively on the Internet to provide services to our users and clients. Any damage to or failure of our digital systems, our physical infrastructure or the telecommunications infrastructure more broadly could result in interruptions in our services, which could damage our brand and reputation and could result in decreased use of our services and cause us to incur significant costs or financial losses.

Our systems are vulnerable to damage or interruption from natural disasters, acts of war or terrorist attacks, fires, power loss, hardware and software defects and malfunctions and telecommunications failures. For example, a significant portion of our Japan business and is located in the Kansai region, which has a high risk of major earthquakes. Our disaster recovery and business continuity plans may not address all contingencies that could arise in the event of a major disruption of services, which could harm our reputation, business, financial condition and results of operations. We rely on third parties to a significant extent for that technological infrastructure. For example, we heavily rely on the stability and security of Polygon network for providing our services including but not limited to product trading for businesses. As a result, our business also depends on the measures that such third parties take to ensure the continuity of their services.

In addition, despite our implementation of information security measures such as encryption and security protocols, our systems and the Internet generally are vulnerable to computer viruses, worms, and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions, and we may be vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. In addition, we have observed a high level of attention in the information technology industry to the risk of cyber-attacks that could result in unauthorized access to confidential or sensitive information, including personal information, misappropriation of assets, corruption of data or operational disruption.

16

To combat cyber-attacks, we have policies and procedures in place to prevent or limit the effect of possible security breaches of our information technology systems, but there can be no assurance that our policies and procedures will be sufficient to protect our systems. For example, our businesses must provide secure transmission of confidential information over public networks, and many of our users routinely provide us with patient and other personal information. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect such personal and transaction data.

If our efforts to combat these malicious applications or cyber-attacks are unsuccessful, or if our services and products have actual or perceived vulnerabilities, clients, potential clients and other third parties accessing our platforms may lose confidence in our information security and cease or decline to do business or otherwise interact with us. Moreover, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Certain of our businesses may not be insured against losses caused by security breaches, and any insurance policies we hold may not cover or may not be adequate to reimburse us for such losses. We are also exposed to targeted attempts by third parties to access and misuse our systems. In addition, we depend on third parties for certain services with respect to the implementation and maintenance of our information systems and accordingly some system problems and failures may be outside of our control.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data may harm our reputation and business.

Our business generates and processes a large quantity of transaction data. It faces risks inherent in handling large volumes of data and in protecting the security of such data, including those relating to:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees; and

●	addressing concerns related to privacy and sharing, safety, security and other factors.

We are subject to laws and regulations of Singapore and other countries and regions relating to the collection, use, retention, security and transfer of identifiable information with respect to our customers, suppliers and employees. In many cases, these laws not only apply to third-party transactions, but may also restrict cross- border transfers of identifiable information. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require it to change its business practices. Any failure, or perceived failure, by us to comply with any privacy policies or regulatory requirements or laws, rules and regulations related to privacy protection could result in proceedings or actions against it by government authorities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt its business.

In addition, the secure transmission of confidential information over public networks is essential for maintaining user confidence. We do not have control over the security measures of the Polygon network, and their security measures may not be adequate. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and its ability to attract or retain users, and may materially and adversely affect our business.

17

Our sales to highly regulated organizations and government entities are subject to a number of challenges and risks.

We sell to customers in highly regulated industries such as financial services, insurance, and healthcare, as well as to various governmental agency customers, including state and local agency customers, and foreign governmental agency customers. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we comply with the revised requirements. Government demand and payment for our offerings are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings.

Further, highly regulated and governmental entities may demand shorter contract terms or other contractual provisions that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our offerings than would be standard. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners due to a default or for other reasons, and any such termination may harm our business. In addition, these governmental agencies may be required to publish the rates we negotiate with them, which could harm our negotiating leverage with other potential customers and in turn harm our business.

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenue may decline, or fail to grow, and we may incur operating losses.

The market for product traceability technology is in an early stage of development. There is considerable uncertainty over the size and rate at which this market will grow, as well as whether our platform will be widely adopted. Our success will depend, to a substantial extent, on the widespread adoption of our platform as an alternative to other traditional food traceability solutions. Some organizations may be reluctant or unwilling to use our platform for a number of reasons, including concerns about additional costs, uncertainty regarding the reliability, and security of cloud-based offerings or lack of awareness of the benefits of our platform. Our ability to expand sales of our product into new and existing markets depends on several factors, including potential customer awareness of our platform; introduction and market acceptance of enhancements to our platform or new applications that we may introduce; our ability to attract, retain and effectively train sales and marketing personnel; our ability to develop relationships with partners; the effectiveness of our marketing programs; the pricing of our services; and the success of our competitors. If we are unsuccessful in developing and marketing our product into new and existing markets, or if organizations do not perceive or value the benefits of our platform, the market for our product might not continue to develop or might develop more slowly than we expect, either of which may harm our business.

Usage of our platform accounts for substantially all of our revenue.

For the two years ended December 31, 2023, we were substantially dependent on our GrowHub Platform to generate revenue for the foreseeable future. As a result, our operating results could suffer due to:

●	any decline in demand for our GrowHub Platform;

●	the failure of our GrowHub Platform to achieve continued market acceptance;

●	the market for traceability technology not continuing to grow, or growing more slowly than we expect;

●	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our GrowHub Platform;

●	technological innovations or new standards that our GrowHub Platform does not address;

●	sensitivity to current or future prices offered by us or our competitors;

●	our customers’ development of their own traceability platform; and

●	our inability to release enhanced versions of our GrowHub Platform on a timely basis.

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If the market for our GrowHub Platform grows more slowly than anticipated or if demand for our GrowHub Platform does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers, or other factors, our business would be harmed.

We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management and key personnel, including Chan Choon Yew Lester, our Founder, Director, Chairman of Board of Directors, and Chief Executive Officer. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our platform. Our senior management and key employees are employed on an at-will basis. We cannot ensure that we will be able to retain the services of any member of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart. The loss of one or more of our senior management or other key employees could harm our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, sales personnel, and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software, as well as for skilled sales and operations professionals. In addition, we believe that the success of our business and corporate culture depends on employing people with a variety of backgrounds and experiences, and the competition for such diverse personnel is significant. While the market for such talented personnel is particularly competitive in Singapore, where our headquarters is located, it is also competitive in other markets where we maintain operations. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business would be harmed.

We rely on third-party hosting providers that may be difficult to replace.

We rely on third-party hosting services such as Polygon, Google, Amazon Web Services and other cloud or platform service providers that facilitate the offering of our platform. Some of these third-party hosting services may currently or in the future offer competing products to ours and therefore may not continue to be available on commercially reasonable terms, or at all. These providers may be unwilling to do business with us if they view our platform as a threat. Any loss of the right to use any of the hosting providers could impair our ability to offer our platform until we are able to obtain alternative hosting providers.

If we fail to offer high quality support, our business may be harmed.

Our customers rely on our support team to assist them in using our platform effectively and resolve technical and operational issues. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of maintaining high quality support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our relationships with existing and new customers could suffer and our business could be harmed. Further, increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business. In addition, as we continue to grow our operations and expand internationally, we will need to be able to provide efficient customer support that meets our customers’ needs globally at scale and our customer support team will face additional challenges, including those associated with delivering support and documentation in multiple languages. Our failure to do so could harm our business.

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Unfavorable conditions in our industry or the global economy or reductions in information technology spending could harm our business.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy in the Asia Pacific region or globally, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments, including spending on information technology, which would harm our business. To the extent that our platform and our products are perceived by customers and potential customers as too costly, or difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, our competitors, many of whom are larger and have greater financial resources than we do, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our products. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Any damage to the reputation and recognition of our brand names, including negative publicity against us, may materially and adversely affect our business operations and prospects.

We depend on our reputation and brand names in many aspects of our business operations. However, we cannot assure you that we will be able to maintain a positive reputation or brand name in the future. Our reputation and brand names may be materially and adversely affected by a number of factors, many of which are beyond our control, including:

●	adverse associations with third party suppliers from whom we cooperate;

●	lawsuits and regulatory investigations against us or otherwise relating to our services or industry;

●	improper or illegal conduct by our employees, suppliers and others parties, that is not authorized by us; and

●	adverse publicity associated with us, our services or our industry, whether founded or unfounded.

Any damage to our brand names or reputation as a result of these or other factors may cause our services to be perceived unfavorably by consumers and the existing and prospective employees, suppliers and others parties, and our business operations and prospects could be materially and adversely affected as a result.

Our insurance may not provide adequate coverage for all potential loss and claims relating to our business operations and/or assets, and any uninsured losses incurred, may be substantial and therefore adversely affect our operations and financial results.

We maintain insurance coverage against, among other things, public liability and product liability insurance and travel insurance for our employees. For more details, please refer to the section headed “Business — Insurance” in this prospectus. However, our insurance coverage may not adequately protect us against all potential claims, damages and liabilities that we may incur in the course of our business operations, which may result in an adverse effect on our business. If we are held responsible for any damages, liabilities or losses and our insurance is insufficient or unavailable to cover the claims, there would be an adverse effect on our business, results of operations and financial position.

In addition, there is no guarantee that insurance coverage will always be available to us at economically favorable premiums (or at all) or that, in the event of a claim, the level of insurance currently maintained by us or in the future is or will be adequate or cover the entire claim/liability. We may be subject to liabilities which have not been insured adequately at all. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

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With respect to losses which are covered by our insurance policies, it may be a difficult and lengthy process to recover such losses from insurers. In addition, we may be unable to recover the amount from the insurer. Even we are able to recover certain losses from our insurers, our premiums might increase and it might be hard for us to renew our insurance policies. Therefore, if we are held liable for uninsured losses or amounts and claims for insured losses exceeding our insurance coverage, our operations and financial results may be adversely affected.

Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

Acquisitions involve inherent risks, such those relating to increased leverage and debt service requirements and post-acquisition integration challenges, which could have a material and adverse effect on our results of operations and/or cash flow and could strain our human resources. We may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in our assumption of unexpected liabilities and the diversion of management’s attention from the operation of our business. Acquisitions may also result in our having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the actions of our investees or partners, which could decrease the amount of benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments and infrastructure may encounter financial difficulties that could lead to a disruption of investee or partnership activities, or an impairment of assets acquired, which could adversely affect future reported results of operations and shareholders’ equity. Acquisitions may subject us to new or different regulations or tax consequences which could have an adverse effect on our operations.

In addition, we may be unable to obtain the financing necessary to complete acquisitions on attractive terms or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. Future equity financings would also decrease our earnings per share and the benefits derived by us from such new ventures or acquisitions might not outweigh or exceed their dilutive effect. Any additional debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities. Realization of any of the foregoing risks associated with future strategic acquisitions, investments and partnerships could materially and adversely affect our business, results of operations and financial condition.

Our ability to operate effectively could be impaired if we fail to attract and retain our key employees.

Our success depends, in part, upon the continuing contributions of key employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled personnel. The loss of the services of any of our key employees or the failure to attract or replace qualified personnel may have a material and adverse effect on our business.

Negative publicity relating to our Group or our Directors, Executive Officers or Controlling Shareholders may materially and adversely affect our reputation and Class A Ordinary Share price.

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Controlling Shareholders, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in our industry, consequently affecting our relationships with our customers and car dealers. In addition, such negative publicity may affect market perception of our Group and the performance of our Class A Ordinary Share price.

Negative publicity or announcements may include, among others, newspaper reports of accidents at our work places, unsuccessful attempts in joint ventures, acquisitions or take-overs, any involvement we may have in litigation or insolvency proceedings, and unfavorable or negative articles on any of our Directors, Executive Officers or Controlling Shareholders. Any claims and legal actions brought forward by our customers may also have a negative impact on our brand image. If our customers, suppliers or sub-contractors subsequently lose confidence in us, this could result in the termination of business relationships or fewer referrals or invitations to tender or quote for facilities services or other contracts. To this end, our business, financial condition, results of operations and prospects may be adversely impacted.

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The wars in Ukraine and in the Middle East may materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this prospectus, to the best knowledge of the Company, we (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Similarly, the war in Gaza is unpredictable and may expand into a regional or even possibly a global conflict. To date, this newest chapter in the long Middle East conflict has not resulted in any material adverse impact on the Company, but a prolonged conflict and/or significant escalation of hostilities would likely cause disruption in international relations and global trade, which in turn would likely adversely affect our business and the price of our Class A Ordinary Shares.

Risks Related to Doing Business in Singapore

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

We are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as the constitution of our Singapore operating subsidiary. In particular, we are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law, in particular, the Companies Act may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Companies Act requires a director to use reasonable diligence in the discharge of the duties of his or her office and, in certain circumstances, imposes liability for specified contraventions of particular statutory requirements or prohibitions. Additionally, under the Employment of Foreign Manpower Act 1990 of Singapore, we are also required to ensure that each foreign worker employed by us has a valid work pass, and in particular, the number of foreign workers employed under certain work passes (e.g. Work Permits and S Pass holders) are subject to a quota and certain other limitations. Generally, we are also required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

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Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During the fiscal years ended December 31, 2023 and December 31, 2022, most of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns may adversely impact some of our customers who are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be a heightened competition and increased pressure to reduce brokerage and trading fees as our customers may reduce their demand for our services. If we reduce brokerage and trading fees significantly, the result could be a negative impact on our financial condition or results of operations, profitability and cash flows.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The COVID-19 epidemic resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. As of the date of this prospectus, the COVID-19 outbreak and related government measures did not adversely affect our business.

However, in the event of a resurgence of COVID-19, if a substantial number of our employees are infected with and/or are suspected of having COVID-19, and our employees are required to be quarantined and/or hospitalized, this may disrupt our ability to render services which may have a material adverse effect on our business operations and reputation of our Group.

We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we might therefore be exposed to various risks inherent in operating and investing in the region.

We derive some of our revenue from our operations in countries located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in the region. Our operations in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

●	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;

●	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our services. For example, if the ports in certain Southeast Asia regions do not operate, no orders will be received from customers with vessels based in those ports, which could affect our revenue; and

●	political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian countries could impact our business. For example, in Myanmar, following the military taking power in February 2021, there have been and continue to be mass protests and instability disrupting business activities. In Thailand, the risk of protest movements continues to exist and may increase political instability. In addition, presidential elections are due to take place Indonesia in 2024, where elections in the past have led to uncertainty, impacting markets and leading to unrest. In Malaysia, there have been several changes in the governing party in the past few years.

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Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the Prevention of Corruption Act 1960, which prohibits any person from making improper gratification as an inducement to or reward for any person doing or forbearing to do anything in respect of any matter or transaction, or any member, officer or servant of a public body doing or forbearing to do anything in respect of any matter or transaction in which such public body is concerned. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Prevention of Corruption Act 1960 or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

Risks Related to Our Class A Ordinary Shares

An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

Prior to the Offering, there has been no public market for our Class A Ordinary Shares. Although an application has been made to Nasdaq Capital Market for the listing and quotation of our Class A Ordinary Shares, there can be no assurance that there will be an active, liquid public market for our Class A Ordinary Shares after the Offering. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your Class A Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Class A Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Class A Ordinary Shares as consideration. The initial public offering price was determined by negotiations between us and the Underwriter and may not be indicative of the future prices of our Class A Ordinary Shares.

Our Class A Ordinary Shares price may never trade at or above the price in this Offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following this Offering. If the market price of our Class A Ordinary Shares after this Offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

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The initial public offering price for our Class A Ordinary Shares may not reflect their actual value.

The initial public offering price for our Class A Ordinary Shares is and will be determined through negotiations between us and the Underwriter. The price of our Class A Ordinary Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Class A Ordinary Shares or the value that potential investors will realize upon their disposition of Class A Ordinary Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Class A Ordinary Share or other generally accepted criteria of value.

Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

There is no assurance that the market price for our Class A Ordinary Shares will not decline below the Offer Price. The Offer Price was determined after consultation between our Company and the underwriter, after taking into consideration, among others, market conditions and estimated market demand for our Class A Ordinary Shares. The Offer Price may not necessarily be indicative of the market price for our Class A Ordinary Shares after the completion of the Offering. Investors may not be able to sell their Class A Ordinary Shares at or above the Offer Price. The prices at which our Class A Ordinary Shares will trade after the Offering may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Class A Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— Our Class A Ordinary Share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this Offering or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

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Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Investors in our Class A Ordinary Shares likely will face immediate and substantial dilution in the net tangible book value per share and may experience future dilution.

The Offer Price is likely to substantially higher than our Group’s current net tangible book value per share. If we were liquidated immediately following this Offering, each investor subscribing for this Offering would receive less than the price they paid for their Class A Ordinary Shares. Please refer to the section titled “Dilution” of this prospectus for more information.

We may have conflicts of interest with our Controlling Shareholders and, because of our Controlling Shareholders’ significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Immediately upon the completion of this Offering, our Controlling Shareholders will beneficially own [ ]% of our outstanding Class B Ordinary Shares, representing [ ]% of our total voting power in the aggregate, assuming the Underwriter does not exercise its option to purchase additional Shares. Accordingly, our Controlling Shareholders will continue to be our controlling shareholder immediately upon the completion of this Offering and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our amended and restated memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Class A Ordinary Shares in this Offering and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholders or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our Directors or executive officers may have conflicts of interest. Mr. Chan Choon Yew Lester is also the Company’s CEO, and Chairman of the Board of Directors and Director. As a result, these overlapping relationships could create or appear to create conflicts of interest when Mr. Chan Choon Yew Lester is faced with decisions with potentially different implications for either or both of them and us.

●	Sale of Ordinary Shares or assets in our Company. Upon expiration of the lock-up agreements that will be signed with the Underwriter pursuant to our initial public offering and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholders may decide to sell all or a portion of our Ordinary Shares that they hold to a third party, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholders may decide to sell all or a portion of our Shares in the event of default of our Controlling Shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholders may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of our Company and might reduce the price of our Shares.

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We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities, following the Offering. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Class A Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Class A Ordinary Shares below the then prevailing market price will also affect the value of the Class A Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

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Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

In the event that we issue new Class A Ordinary Shares, we will be under no obligation to offer those Class A Ordinary Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of Singapore.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product and services offerings and to cover operating costs and capital needs, and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Class A Ordinary Shares we are offering. Consequently, investors may need to rely on sales of their Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on Nasdaq on the closing of the Offering, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

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We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal controls over financial reporting. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. However, in connection with the audits of our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, we and our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to lack of sufficient personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

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Investors may have difficulty enforcing judgments against us, our directors and management.

The GrowHub Limited is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Harney Westwood & Riegels Singapore LLP, our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, and entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule of making such a determination in relation judgments obtained from the U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Further, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our amended and restated memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands (which is our home country), also differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital—Differences in Corporate Law”.

Also, our principal executive offices and substantially all of our assets are located in Singapore. It is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States; or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal) in the federal or state courts of the United States (provided that it has jurisdiction over the parties subject to such judgment) under which a fixed or ascertainable sum of money is payable, may generally be enforced as a debt in the Singapore courts. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment or earlier foreign judgement recognized in Singapore that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the amended and restated memorandum and articles of association, by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and our amended and restated memorandum and articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. For instance, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

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We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors, Executive Officers and Controlling Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Cayman Islands corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer. However, following this Offering, we will voluntarily have a majority of independent directors and our audit committee will consist of three independent directors.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Class A Ordinary Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section titled “Use of Proceeds” and in such order of priority as our management may determine in its discretion, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, (vi) us and our Controlling Shareholders and their controlling entities, or (vii) our dealer-shareholders and our other shareholders. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the audit committee of our Board of Directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

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A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our Company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our audit committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Upon completion of this offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to ten votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. Upon the transfer of any Class B Ordinary Share by a holder thereof to any person other than certain permitted transferees or a change in beneficiary owner of such Class B Ordinary Shares, such Class B Ordinary Share will be automatically and immediately converted into one Class A Ordinary Share.

Upon the completion of this offering, [*] will continue to beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately [*]% of our total issued and outstanding share capital immediately after the completion of this offering and [*]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriter does not exercise the over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including, among others, those listed under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulations,” and other sections in this prospectus, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately $ million, or approximately $ million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial Offer Price of $ per share, the midpoint of the estimated range of the initial public Offer Price shown on the front cover of this prospectus.

We plan to use the net proceeds of this Offering in the following order of priority:

●	Approximately 30% for development of technologies;

●	Approximately 20% for paying off an existing related-party working capital loan with an outstanding principal balance of approximately S$5,091,206 (US$3,101,043) as of December 31, 2023, an interest rate of 3.0% per annum and repayable within 60 calendar days on demand. See “Related Party Transactions”;

●	Approximately 20% for expansion into new geographical markets; and

●	Approximately 30% for working capital and other general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

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DIVIDEND POLICY

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the Company would be unable to pay its debts as they fall due in the ordinary course of business.

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CAPITALIZATION

The following tables set forth our capitalization as of December 31, 2023:

●	on an actual basis; and

●	on a pro forma as adjusted basis to give effect to (i) the issuance and sale of [_______] Class A Ordinary shares at an assumed initial public Offer Price of $[___] per Class A Ordinary Shares after deducting the underwriting discounts and commissions and estimated Offering expenses payable by us, and (ii) the repayment of an existing related-party working capital loan of approximately US$3.1 million as set forth in detail in “Use of Proceeds”.

You should read this table together with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2023
	Actual	As Adjusted
	(in US$)
Cash:	11,380
Indebtedness:
Working capital loan from related party	3,101,043

Equity:
Ordinary Shares, 1 Ordinary Share Outstanding on an actual basis (par value of US$0.001; [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding on an actual basis; and [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding on an as adjusted basis	-
Additional paid-in capital(1)	1,289,375
Accumulated comprehensive income	9,526
Accumulated deficit	(3,278,799)
Non-controlling interest	(36,194)
Total equity	(2,016,092)
Total capitalization	1,084,951

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[________] (Offering proceeds of $[________], less underwriting discounts of $[_______], non-accountable expense of $[_____] and Offering expenses of $[________]). The Class A Ordinary Shares reflects the net proceeds we expect to receive, after deducting underwriting discounts, Underwriter expense allowance and other expenses.

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DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public Offer Price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the initial public Offer Price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of December 31, 2023 was US$[   ] per ordinary share.

After giving effect to the issuance and sale of [_________] Class A Ordinary Shares in this Offering at an assumed initial public Offer Price of US$[____] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been US$[____] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of US$[__________] to existing shareholders and an immediate dilution in net tangible book value of US$[____] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this Offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public Offer Price
Net tangible book value as of December 31, 2023
Pro forma net tangible book value after giving effect to this Offering
Amount of dilution in net tangible book value to investors in this Offering

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2023, the total number of Class A Ordinary Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing Shareholders and by investors in this Offering. The table below reflects an assumed initial public Offering Price of US$[____] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Class A Ordinary Shares purchased in this Offering and excludes underwriting discounts and commissions and estimated Offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Shareholders
Investors in this Offering
Total		100		100

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public Offer Price of our Class A Ordinary Shares and other terms of this Offering determined at pricing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion and analysis in this section and throughout this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

The GrowHub Limited is an investment holding company incorporated on April 12, 2024 under the laws of the Cayman Islands. Headquartered in Singapore, The GrowHub Limited and its subsidiaries (collectively termed “the Company”) span the Asia Pacific region, renders both services and sale of goods to its customers. Along with the provision of a product traceability service for companies, The GrowHub Limited trades in food, agriculture, skincare, and other products, and provides professional services.

Prior to 2023, the Company provided professional services in the form of software development and consultancy services through its IT consultancy division of in-house developers. In 2023, management undertook a strategic review and made a transformative shift to develop the revolutionary GrowHub Platform (the “Platform”) into a Software-as-a-Service (SaaS) model. This strategic move provided the Company with its newest business Division – the GrowHub Platform, marking a significant milestone in the Company’s journey to providing and implementing cutting-edge traceability technology solutions. From the third quarter of 2023, the Platform was quickly launched, and external customers were onboarded.

Alongside the abovementioned professional services and subscription services, the Company has been trading in food, skincare, and other fast moving consumer goods products via subsidiary GrowHub (APAC) Pte. Ltd. through its network in Australia, Japan, Malaysia and Singapore, the Company conducts trades of products for the Asia Pacific region.

On [ ], the Company completed an internal reorganization which involved the subscription by the shareholders of GrowHub Innovations Singapore of certain shares in GrowHub BVI in consideration of the transfer of their respective equity interest in GrowHub Innovations Singapore to GrowHub BVI, and the subsequent subscription by all the shareholders of GrowHub BVI of certain shares in the Company in consideration of the transfer of their respective equity interest in GrowHub BVI to the Company. Upon completion of the aforementioned, the Company became the ultimate holding company of our operating subsidiaries.

Business Divisions

The Company operates through the following business divisions, the GrowHub Platform, Product Trading Division and IT Consultancy Division. With the expected launch of the GrowHub Innovation Centre in Western Australia beyond 2024 as part of the Australian Government’s Food Innovation Precinct Western Australia (“FIPWA”), we expect to commence fostering and developing new industry innovations that we can bring to local and global markets.

1.	GrowHub Platform

The Platform is built on a Software-as-a-Service (SaaS) model making it easily available and scalable to organizations from start-ups to large enterprises. Food suppliers, distributors, retailers, and other stakeholders pay a recurring fee to access the platform’s 3 key features:

●	Traceability Solution

●	Anti-counterfeit Solution

●	Carbon management Solutions

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Subscription tiers may vary based on the features selected, the level of functionality and usage volume required by the customer, offering scalability and flexibility to meet diverse business needs. Monthly subscriptions range from US$160 to US$300. We will be focusing our attention on attracting and onboarding more customers in 2024.

2.	Product Trading Facilitation

Prior to 2023, the Company operated a normal trading operation where we purchased goods and sold them to our customers on a wholesale basis. Moving forward in 2024, we will be focusing more on facilitation of trade where customers can consign their goods to the Company, fully utilizing the Company’s distribution network in the Asia Pacific region. Due to our expansive network of suppliers and retailers, we will be able facilitate seamless placement of products from our Platform   in both traditional retail and increasingly popular online channels. By analyzing transaction data, consumer behavior patterns, and market trends inherent to the Platform, the Company will utilize   AI technology to develop optimum product placement strategies that can maximize revenue generation for the Company and our network of partners. This division will also be poised to trade any newly launched products developed at the GrowHub Innovation Centre.

3.	IT Consultancy Services

The Company has an in-house technology team that is able to provide a range of professional services to customers in the form of software development and consultancy.

Key Factors Affecting the Results of Our Group’s Operations

Our operating results are primarily affected by those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus and those set out below:

Environmental, Social and Governance (“ESG”) Changes and Enforcement

ESG refers to a set of criteria used by investors and stakeholders to evaluate a company’s sustainability and ethical practices. On a global level, ESG is being championed by various stakeholders, including governments, businesses, investors and civil society. Certain countries in APAC, such as Japan, China, Singapore and Australia have already introduced guidance for listed companies on disclosure of ESG-related information in their annual reports. Corporate leaders are also voluntarily adopting ESG principles and practices as part of their business strategies as they recognize the importance of sustainability, ethical conduct and good governance for long term value creation, risk management and stakeholder engagement. As society in general becomes more conscious of what they are consuming, they will decide to learn more about the origin of the food products and utilize the traceability function provided by companies on the Platform. This in turn will drive more companies to implement and account for sustainability initiatives across their supply chain, accelerating the growth of the Company.

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Investments in Artificial Intelligence and Data Analytics

We are committed to staying at the forefront of technological advancements and our ongoing investment in artificial intelligence (“AI”) ensures that we can continue to innovate and enhance our Platform, providing a better user experience. Investment in data analytics ensures that we remain agile, customer-centric and provide value to companies and individual consumers. Armed with the AI-driven analytics, we can better tailor our offerings to meet specific customer needs and drive further adoption.

Inflation

Inflation may impact the cost of the food products globally, potentially leading to compressed profit margins. Inflation tends to drive up the prices of the raw materials needed in food products, eventually leading to an increase in cost at each step of the supply chain. This increase in food product costs can be attributed to various factors, including adverse weather conditions such as droughts, floods, hurricanes or other natural disasters which can damage crops, reduce yields and disrupt supply chains. When supply decreases, prices tend to rise. Fluctuations in energy prices, particularly crude oil prices, can impact transportation and production costs as well. These prices may be passed on to consumers. However, in the fiercely competitive environment, we may encounter challenges when attempting to pass on increased food product costs to customers through higher product prices. Consumers and businesses alike are often sensitive to price changes, and aggressive pricing strategies may negatively affect our revenue and our costs.

Fluctuation in exchange rates

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in SGD. In the event that such fluctuations in the relevant foreign currency are substantial and we are unable to pass on our costs to our customers, our earnings, financial position, and results of operation may be affected.

Critical Accounting Policies

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

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Professional service revenue

Professional service revenue is generated through one-time or non-recurring projects with existing or new customers. Consultancy advisory services include feasibility studies and proposal of technology solutions that enhance the customers’ distribution networks and outreach of their products or services in Asia. Other projects include customized development works for specific needs of the clients, AI-based data analytics and market intelligence. A written service agreement detailing the scope of consultancy advisory services, defined milestones, performance obligations delivery, contractual value, and payment terms, is signed by both customer and the Company (service provider) prior to the commencement of the project. The service revenue contract is priced at a fixed fee rate for each performance obligation. The chargeable fee is based at a competitive market rate for a similar service offer. The revenue is recognized upon achieving the agreed project milestones and fulfilling the contractual obligations.

Platform subscription revenue

Platform subscription revenue is generated from the Company’s proprietary Web3 enabled cloud-based platform that offers users access to the platform for traceability and data analytics across the entire value chain. A written software subscription service agreement detailing the extent of access rights granted, duration of the access, contractual value, and payment terms, is signed by both customer and the Company (SaaS provider). The subscription revenue contract is priced at per user login. Under this per-active user pricing model, customers pay a predetermined fee for each login user who actively uses the Company’s SaaS product within a defined period, typically monthly or annually. The SaaS revenue is recognized ratably over the agreed subscription period.

Sales of goods

Transaction-based revenue generated through delivery of identified goods to customers at the agreed price. The Company acts as a pass-through and therefore minimizes the risk of inventory. Customers place orders via the Company’s in-house ecommerce platform or external ecommerce marketplaces. Upon successful delivery of non-defective goods and accepts the good in the original state with no demand of refund or good return by the customer, revenue is recognized

Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in “Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements” included elsewhere in this prospectus.

Results of Operations

Comparison of Years Ended December 31, 2022, and 2023

The following table summarizes the consolidated results of our operations for the year ended December 31, 2022, and 2023, respectively.

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change
Revenue	715,196	128,531	97,424	(586,665)	(82.03)%
Cost of revenue	(177,302)	(282,828)	(214,377)	(105,526)	59.52%
Gross profit/(loss)	537,894	(154,297)	(116,953)	(692,191)	(128.69)%

Selling and marketing expenses	(97,795)	(66,620)	(50,496)	(31,175)	(31.88)%
General and administrative expenses	(2,347,918)	(1,379,103)	(1,045,327)	(968,815)	(41.26)%
Depreciation and amortization expenses	(9,753)	(49,359)	(37,413)	(39,606)	406.09%
Operating lease expenses	(63,972)	(61,806)	(46,848)	(2,166)	(3.39)%
Loss from operations	(1,981,544)	(1,711,185)	(1,297,037)	(270,359)	(13.64)%

Other income (expense):
Other income	180,887	37,459	28,393	(143,428)	(79.29)%
Interest expense	(125,114)	(119,716)	(90,742)	(5,398)	(4.31)%
Total other income (expense), net	55,773	(82,257)	(62,349)	(138,030)	(247.49)%

Loss before income tax expense	(1,925,771)	(1,793,442)	(1,359,386)	(132,329)	(6.87)%
Income tax expense	(2,298)	(2,902)	(2,200)	604	26.28%
Net loss	(1,928,069)	(1,796,344)	(1,361,586)	(131,724)	(6.83)%

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	4,872	11,523	8,734	6,651	136.51%
Total comprehensive loss	(1,923,197)	(1,784,821)	(1,352,852)	(138,376)	(7.20)%

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Revenue

Our revenue consists of three main categories. The following table provides financial information for each of these operating groups.

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change
Revenue:
Professional service revenue	574,409	76,826	58,232	(497,583)	(86.63)%
Platform subscription revenue	-	4,284	3,248	4,284	100.00%
Sale of goods	140,787	47,421	35,944	(93,366)	(66.32)%
Total	715,196	128,531	97,424	(586,665)	(82.03)%

Revenue as a percentage of total:
Professional service revenue	80%	60%	60%
Platform subscription revenue	0%	3%	3%
Sale of goods	20%	37%	37%
Total	100%	100%	100%

Our principal activities for the years ended December 31, 2022 and 2023 were professional services, Platform subscription and sale of goods. Our revenue for the years ended December 31, 2022 and 2023 were S$715,196 and S$128,531, respectively, representing a decrease of 82.03%. This was mainly due to the decisive transformation journey taken by the Company in the first half year of 2023, from providing professional services to focusing primarily on the SaaS Platform. We believe our Platform will be able to meet the needs of the industry, in line with the growing emphasis on ESG within the Asian Pacific region.

Revenue from professional services decreased by S$497,583, or more than 80% decrease, from S$574,409 for the year ended December 31, 2022, to S$76,826 for the year ended December 31, 2023. Such decrease was entirely due to the reduction in IT consultancy service projects because of our decision in the first half year of 2023 to divert our internal software consultants to develop our Platform. This service segment is expected to increase over time if customers from the SaaS platform request add-on enhancements. Professional service revenue  such as feasibility studies, proposal and development of customized IT solutions accounted for 80% of our total revenue for the year ended December 31, 2022, as compared to 60% for the year ended December 31, 2023.

Revenue from Platform subscription increased by S$4,284 or 100%, as a new revenue stream for the year ended December 31, 2023. This increase was due to the launch of the Platform, which saw its first users sign contracts in the last quarter of the year ended December 31, 2023. We expect to attract more users in the future as we increase our marketing efforts. Revenue from Platform subscription accounted for 3% of our total revenue for the year ended December 31, 2023, as compared to 0% for the year ended December 31, 2022.

Revenue from sales of goods decreased by S$93,366, or 66.32%, from S$140,787 for the year ended December 31, 2022, to S$47,421 for the year ended December 31, 2023. Such decrease was due to the decision in 2023 to stop trading in perishable group of products. We expect new products to be identified and distributed after the launch of the GrowHub Innovation Centre.

Cost of revenue

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change
Cost of revenue:
Professional service revenue	-	-	-	-	-
Platform subscription revenue	-	-	-	-	-
Sales of goods	177,302	282,828	214,377	105,526	59.52%
Total	177,302	282,828	214,377	105,526	59.49%

Our total cost of revenue increased by S$105,526 or by 59.52% from S$177,302 for the year ended December 31, 2022, to S$282,828 for the year ended December 31, 2023. Such increase was mainly due to write-offs of inventory of perishable products amounting to S$172,303 in 2023 as opposed to S$83,797 in 2022. We do not anticipate a further write-off of perishable products as we stopped trading in perishable products during the year ended December 31, 2023.

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Gross profit & Gross profit margin

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change
Gross profit/(loss)
Professional services	574,409	76,826	58,232	(497,583)	(86.63)%
Platform subscription	-	4,284	3,248	4,284	100%
Sale of goods (1)	(36,515)	(235,407)	(178,433)	(198,892)	544.69%
Gross profit/(loss)	537,894	(154,297)	(116,953)	(692,191)	(128.69)%

Gross profit/(loss) margin
Professional services	100%	100%	100%		0%
Platform subscription	-	100%	100%		100%
Sale of goods	(25.95)%	(496.42)%	(496.42)%		(470.47)%
Sale of goods (excluding inventory write offs)	33.58%	(133.07)%	(133.07)%		(166.65)%

	2022	2023
	SGD
Non-GAAP financial data (unaudited)(1):
Gross profit /(loss) from sale of goods (excluding inventory write offs)	47,282	(63,104)

(1)

	2022	2023
	Unaudited
Reconciliation of non-GAAP financial data
Non-GAAP financial data (unaudited):
Gross loss from sale of goods	(36,515)	(235,407)
Add:
Inventory write offs	83,797	172,303
Gross profit/(loss) from sale of goods (excluding write offs)	47,282	(63,104)

Gross profit decreased by S$692,191, or by 128.69% from S$537,894 for the year ended December 31, 2022, to gross loss of S$154,297 for the year ended December 31, 2023. Such a significant decrease is caused mainly by two factors: a one-time inventory write-off due to expiry of perishable products and the new strategic business direction to develop the Platform as described above.

Gross profit from professional services decreased by S$497,583 or 86.63% from S$574,409 for the year ended December 31, 2022 to S$76,826 for the year ended December 31, 2023. The gross margin from professional services for the year ended December 31, 2022 and 2023 remained the same. As part of our decision to focus our internal software consultants on the development of the Platform, this segment will be temporarily under-performing until the Platform development is completed.

Gross profit from Platform subscription increased by S$4,284 or 100% as a new revenue stream for the year ended December 31, 2023. We project that this segment will grow significantly due to a global focus on ESG as described in the section titled “Environmental, Social and Governance Changes and Enforcement.”

Gross loss from sales of goods increased by S$198,892 from S$36,515 for the year ended December 31, 2022, to S$235,407 for the year ended December 31, 2023. This was primarily due to the write-off of perishable products and strategic discontinuation of certain product lines in 2023 of S$172,303. To reduce losses, the Company sold the products at deep discounts to minimize the gross loss in 2023 (excluding the inventory write-offs) to S$63,104 . In 2022, excluding the S$83,797 one-time write-off of inventory of perishable products in 2022, the gross profit from sales of goods was S$47,282 and gross profit margin from sale of goods was 33.58% in 2022.

In 2024, to minimize such write offs of perishable products, the Company has taken the decision to gradually shift to a consignment model from suppliers, thereby reducing the risk of such perishable product write-offs and allowing for the flexibility to identify and bring in new products to suit the current market demands and trends.

Selling and marketing expenses

Our selling and marketing expenses decreased by S$31,175 or 31.88% from S$97,795 for the year ended December 31, 2022, to S$66,620 for the year ended December 31, 2023. Such decrease was due to the reduction in marketing expenses as we have not started full marketing activities for our Platform.

General and administrative expenses

Our general and administrative expenses consist primarily of staff costs, administrative, professional, and consulting fees and write off of software. Overall general and administrative expenses decreased by S$968,815 or more than 40% from S$2,347,918 for the year ended December 31, 2022, to S$1,379,103 for the year ended December 31, 2023. This large decrease was due to the significant decrease in consulting fees which decreased from S$1,040,969 for the year ended December 31, 2022, to S$186,123 for the year ended December 31, 2023, a decrease of S$854,846 or 88.23% of the overall decrease in general and administrative expenses. This cost was incurred in 2022 as we had a consultant evaluate and conduct market studies on the potential of our strategic direction to forgo our professional services and focus on developing our Platform.

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Depreciation and amortization expenses

Our depreciation and amortization expenses increased by S$39,606 or 406% from S$9,753 for the year ended December 31, 2022, to S$49,359 for the year ended December 31, 2023. The large increase is in line with the amortization of our intangible assets over time.

Operating lease expenses

Our operating lease expenses remained largely unchanged with a slight decrease of S$2,166 or 3.39% from S$63,972 for the year ended December 31, 2022, to S$61,806 for the year ended December 31, 2023.

Interest expense

Our interest expense decreased by S$5,398 or 4.31% from S$125,114 for the year ended December 31, 2022, to S$119,716 for the year ended December 31, 2023.

Income tax expense

Our income tax expense increased by S$604 or 26.28% from S$2,298 for the year ended December 31, 2022, to S$2,902 for the year ended December 31, 2023. This increase is in line with the prevailing tax benefits the Company is receiving.

Liquidity and Capital Resources

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	40,059	18,448	13,984	(21,611)	(53.95)%

Net cash used in operating activities	(1,233,948)	(1,247,321)	(945,439)	(13,373)	(1.08)%
Net cash used in investing activities	(286,391)	(34,974)	(26,510)	251,417	(87.79)%
Net cash generated from financing activities	1,500,840	1,280,078	970,270	(220,762)	(14.71)%
Foreign currency translation	(2,112)	(1,218)	(925)	894	(42.33)%

Net increase in cash and cash equivalents	(21,611)	(3,435)	(2,604)	18,176	(84.11)%

Cash and cash equivalents as at the end of the year	18,448	15,013	11,380	(3,435)	(18.62)%

Cash Flows from Operating Activities

For the year ended December 31, 2023, net cash flow used in operating activities was S$1,247,321 compared to cash flow used in operations of S$1,233,948 during the year ended December 31, 2022.

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For the year ended December 31, 2023, the net loss before income tax of S$1,793,442 adjusted for non-cash items which included depreciation of property and equipment, write-off of intangible assets and operating lease expenses totaling S$373,191 This was offset against net cash outflow arising from the net change in operating assets and liabilities of S$175,832.

For the year ended December 31, 2022, net cash used in operating activities was attributed to net loss before income tax of S$1,925,771, adjusted for non-cash items which included depreciation of property and equipment, bad debts written off, interest for working capital loan and operating lease expenses totaling S$396,048 This was offset against net cash outflow arising from the net change in operating assets and liabilities of S$298,073.

Cash Flows from Investing Activities

Net cash used in investing activities was S$34,974 for the year ended December 31, 2023, as compared to S$286,391 for the year ended December 31, 2022.

Net cash used in investing activities for the year ended December 31, 2023, consisted of purchase of intangible assets of S$34,974.

Net cash used in investing activities for the year ended December 31, 2022, consisted of purchase of intangible assets of S$284,569 and purchase of plant and equipment of S$1,822.

Cash Flows from Financing Activities

Net cash from financing activities was S$1,280,078 for the year ended December 31, 2023, as compared to net cash from financing activities of S$1,500,840 for the year ended December 31, 2022.

Net cash provided by financing activities for the year ended December 31, 2023, consisted of repayment of working capital loan to related parties, Chan Michael @ Chan Soong Cheam of S$312,352, proceeds from issuance of shares of S$1,592,430.

Net cash provided by financing activities for the year ended December 31, 2022, consisted of a working capital loan from related parties, Chan Michael @ Chan Soong Cheam of S$1,500,840.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

As of December 31, 2023, the Group has an outstanding working capital loan due to a related party in the amount of US$3.1 million. See “Related Party Transactions.” Management monitors the Company’s liquidity position regularly.

Foreign Exchange Risk

While our reporting currency and combined revenues are denominated in the U.S. dollar, most of our operating expenses are denominated in Singapore Dollar. As a result, we are exposed to foreign exchange risk as our operating expense may be affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore Dollar. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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OUR CORPORATE STRUCTURE AND HISTORY

Corporate Structure

We are a holding company with no material operations of our own. We conduct our operations through our wholly-owned Singapore, Malaysia, and Australia operating subsidiaries. This is an offering of the Class A Ordinary Shares of The GrowHub Limited, a Cayman Islands exempted company with limited liability, instead of the shares of in our primary subsidiaries.

Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections titled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering:

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Name	Background	Ownership
The GrowHub Limited (“GrowHub Cayman”)	Incorporated on April 12, 2024 as an exempted company with limited liability under the laws of Cayman Islands.	See “Principal Shareholders” for details of our shareholding structures immediately prior to and after this Offering.

The GrowHub Innovations Company Limited (“GrowHub BVI”)	Incorporated on April 12, 2024 as a BVI business company under the laws of British Virgin Islands.	100% owned by GrowHub Cayman.

The GrowHub Innovations Company Pte. Ltd. (“GrowHub Innovations Singapore”)	Incorporated on August 17, 2020 as a private company limited by share under the laws of Singapore.	100% owned by GrowHub BVI.

GrowHub (Apac) Pte. Ltd (“GrowHub Apac”)	Incorporated on January 6, 2020 as a private company limited by share under the laws of Singapore.	100% owned by GrowHub Innovations Singapore.

GrowHub Technologies Pte. Ltd. (“GrowHub Technologies”)	Incorporated on March 23, 2022 as a private company limited by share under the laws of Singapore.	100% owned by GrowHub Innovations Singapore.

GrowHub Innovation Centre Pty Ltd (“GrowHub Innovations Australia”)	Incorporated on March 17, 2022 as a limited by shares company under the laws of Australia.	100% owned by GrowHub Innovations Singapore.

GrowHub Distribution (Singapore) Pte. Ltd. (“GrowHub Distribution”)	Incorporated on February 11, 2020 as a private company limited by share under the laws of Singapore.	100% owned by GrowHub Apac.

GrowHub Trading Pty Ltd (“GrowHub Trading”)	Incorporated on April 3, 2020 as a limited by shares company under the laws of Australia.	100% owned by GrowHub Apac.

GrowHub Malaysia Sdn. Bhd. (“GrowHub Malaysia”)	Incorporated on February 28, 2022 as a company limited by shares under the laws of Malaysia.	100% owned by GrowHub Apac.

GrowHub Japan Co., Ltd (“GrowHub Japan”)	Incorporated on July 30, 2021 as a limited liability company under the laws of Japan.	100% owned by GrowHub Apac.

Our Controlling Shareholder currently both directly and indirectly, through [  ], owns [  ]% of our Ordinary Shares and, upon consummation of this Offering, our Controlling Shareholder will own [   ]% of our Ordinary Shares, which represent [  ]% of the total voting power of our outstanding Ordinary Shares. See “Risk Factors—Risks Related to Our Corporate Structure.”

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INDUSTRY OVERVIEW

According to the Food Traceability Market Report published by Meticulous Research in January 2024, the global market potential for food traceability is expected to reach $40.05 billion by 2031, increasing at a CAGR of 9.3% from 2024 to 2031. In the Asia Pacific region, the projection is projected to be the highest, with CAGR projected at 9.6% till 2030. The increasing consumer demand for transparency and safety in food products, as well as stricter government regulations, are driving the adoption of food traceability technology in this region. The rising prevalence of foodborne diseases, food adulteration incidents worldwide, fueled by increasing product recalls due to food contamination are also resulting in greater awareness and desire for food traceability.

The rise of cases of food adulteration and foodborne diseases has highlighted the need for comprehensive and effective traceability systems that can trace the origin and journey of the products as they move through the supply chain, from farm to table. According to the World Bank’s 2019 report—The Economic Burden of Foodborne Diseases, the total productivity loss due to foodborne diseases in low- and middle-income countries was approximately $95.2 billion, and the annual cost of treating foodborne illnesses was $15 billion. By implementing food traceability solutions, companies can enhance supply chain efficiency, minimize food fraud, improve product quality, reduce food waste, and build consumer trust. Additionally, advancements in technologies such as blockchain, RFID, and IoT are making it easier for companies to track and trace their products throughout the supply chain. As a result, the market potential for food traceability solutions in the Asia Pacific region is promising, with continued growth expected in the coming years.

According to the Asia Pacific Food Traceability Market Report published by KBV Research in January 2024, the food traceability market in the Asia Pacific region would witness market growth of 9.6% CAGR during the forecast period from 2023 to 2030. With the increasing focus on food safety, sustainable production, supply chain transparency, and consumer demand for more information about the products they consume, the market for food traceability solutions is expanding rapidly. Various factors such as government regulations, technological advancements, heightened consumer awareness, and the need to curb food fraud are contributing to the growth of the food traceability market in the Asia Pacific region. Companies across the food industry value chain, including farmers, manufacturers, distributors, and retailers, are increasingly investing in traceability solutions to ensure the authenticity and safety of their products. As a result, the market size for food traceability in the Asia Pacific region is expected to continue growing in the coming years.

Implementing food traceability systems is crucial in Asia Pacific due to various reasons. Food traceability involves tracking the movement of food products throughout the supply chain, from production to distribution to retail. This process enables stakeholders to identify the origin of food products, monitor their journey through the supply chain, and trace them back in cases of contamination, recalls, or quality issues. Here are some key points highlighting the importance of food traceability:

1.	Food Safety and Quality Control: Ensuring food safety is a top priority for consumers, regulators, and food businesses alike. Food traceability systems help in quickly identifying and containing foodborne illness outbreaks, reducing the risk of contaminated products reaching consumers, and maintaining high-quality standards throughout the supply chain.

2.	Regulatory Compliance: Governments in Asia Pacific are increasingly implementing strict regulations and standards related to food safety and traceability . For example, the Vietnamese government first announced in mid-2023 that it would be implementing regulations mandating the display of nutritional labelling according to national standard on all qualifying food and beverage products in the country. Similarly, Thailand gazetted regulatory decrees in January 2024 governing how food and beverages must display nutritional labels on product packaging. Some of these regulations and standards include fines and stiffer penalties for fraud, setting up laws to address food safety, and setting up more testing centers, advocating laboratory accreditation, and monitoring. Companies that comply with these regulations not only avoid penalties but also build trust and credibility with consumers.

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3.	Supply Chain Transparency: Consumers are becoming more conscious about the origin and quality of the food they consume. Food traceability provides transparency by allowing consumers to access information about where their food comes from, how it was produced, and under what conditions.

4.	Product Authenticity and Fraud Prevention: Traceability systems help in preventing food fraud by verifying the authenticity of products, detecting counterfeit items, and ensuring that claims such as organic, non-GMO, or fair trade are accurate.

5.	Efficient Recalls and Investigations: In case of product recalls or food safety incidents, traceability systems enable companies to quickly locate affected products, identify the source of contamination, and take necessary actions to mitigate risks, which is crucial for public health and brand reputation.

The food traceability market in Asia Pacific is experiencing significant growth, with growth rate (CAGR: 9.6%) above global averages (9.3%). In India, the forecasted CAGR from 2023 to 2030 is 10.3%. Such high growth rate is driven by several key factors listed below. Companies across the food industry value chain are increasingly recognizing the importance of implementing traceability systems to ensure food safety, quality, and compliance with regulations. Here are some insights into the market size and trends of food traceability in the Asia Pacific region:

1.	Market Size: According to United Nations Population Fund, Asia Pacific is home to 60% of the world’s population. Due to its large population, we believe the demand for traceability technologies and services is fueled by factors such as the rise in foodborne illnesses, food fraud cases, and the need for supply chain transparency. The market encompasses a wide range of solutions, including barcode systems, RFID technology, blockchain platforms, and software applications designed to track and trace food products.

2.	Technological Advancements: The adoption of advanced technologies such as blockchain, Internet of Things (IoT), artificial intelligence, and big data analytics is revolutionizing the way food traceability is implemented in the Asia Pacific region. These technologies enable real-time monitoring, data sharing, and improved visibility across the supply chain, enhancing traceability and transparency.

3.	Regulatory Landscape: Regulatory bodies in various countries within the Asia Pacific region are increasingly mandating the use of traceability systems to ensure food safety and compliance with standards. Companies that fail to implement robust traceability solutions may face legal repercussions, fines, or reputational damage.

4.	Consumer Awareness and Demand: Growing consumer awareness about food safety, ethical sourcing, and sustainability is driving the demand for transparent and traceable food products. Consumers are more inclined to choose products with clear and verifiable information about their origins, production methods, and ingredients.

5.	Industry Collaboration: Collaboration among stakeholders in the food industry, including farmers, manufacturers, distributors, retailers, and technology providers, is essential for the successful implementation of food traceability systems. Partnerships and industry initiatives aimed at standardizing traceability practices and data sharing are crucial for ensuring interoperability and effectiveness.

Overall, the market for food traceability in the Asia Pacific region presents significant opportunities for technology providers, food businesses, and regulatory bodies to enhance food safety, build consumer trust, and drive innovation in the food supply chain. The continued focus on traceability and transparency is expected to contribute to the sustainable growth and development of the food industry in the region.

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Several companies are leading the way in providing food traceability solutions in the Asia Pacific region. These companies offer a range of technologies and services to enable food businesses to track and trace their products throughout the supply chain. Here are some top companies known for their expertise in food traceability in the Asia Pacific region:

1.	IBM Food Trust: IBM Food Trust is a blockchain-based platform that provides end-to-end traceability for food products. The platform allows partners in the food supply chain to access shared information about products, origins, certifications, and more, promoting transparency and trust among stakeholders.

2.	SAP SE: SAP offers traceability solutions that help food companies manage and track their supply chain operations effectively. Their software solutions enable real-time monitoring, data analytics, and compliance with regulatory requirements.

3.	Intelex Technologies: Intelex provides software solutions for quality management, compliance, and traceability in the food industry. Their platform helps companies manage food safety, traceability, and risk mitigation across the supply chain.

4.	TE-FOOD: TE-FOOD is a provider of food traceability solutions using blockchain and RFID technology. The company offers tools for tracking food products from farm to table, ensuring authenticity, safety, and quality.

5.	FoodLogiQ: FoodLogiQ offers traceability and supply chain transparency solutions for the food industry. Their platform enables companies to trace products, manage recalls, and engage with consumers to build trust and loyalty.

6.	Infor: Infor provides cloud-based software solutions for food traceability, quality control, and supply chain management. Their tools help food businesses optimize operations, improve visibility, and ensure compliance with industry standards.

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BUSINESS

Overview

Our Company operates at the intersection of technology and supply chain management in the food industry, focusing on enhancing product traceability and authenticity. With a commitment to innovation and sustainability, we have developed a multi-faceted approach to address industry challenges. Our business currently comprises two main divisions, which are the GrowHub Platform and our product trading facilitation offering and we currently are preparing for the launch of our third main business division, namely, the GrowHub Innovation Centre (the “GrowHub Innovation Centre”), which is expected to start generating revenue by the end of the second quarter of 2025. Each division will play a vital role in our mission to improve transparency and efficiency in businesses.

Central to the Company’s operations is the proprietary GrowHub Platform, a revolutionary traceability blockchain technology solution. We believe as of the date of this prospectus, we are among the few entities in Asia Pacific that operates a public blockchain system whereby all data can be transmitted directly to the cloud and shown on public blockchain records, and not subject to possible tampering and alteration of data. The GrowHub Platform stands as the cornerstone of our Company’s operations, serving as our main business and flagship offering.

Hosted on the robust Polygon network (i.e. a third-party blockchain platform which aims to create a multi-chain blockchain system compatible with Ethereum, a decentralized blockchain with smart contract functionality), the GrowHub Platform represents a paradigm shift in the way food products are traced from origin to consumer. Unlike traditional systems, the GrowHub Platform harnesses the power of public blockchain technology, with an aim to ensure data immutability and transparency. Every aspect of the supply chain is meticulously recorded as an immutable checkpoint, each capturing critical information such as ingredient sourcing, manufacturing processes, and distribution channels. Through a seamless web application and QR code integration, consumers gain access to comprehensive product provenance, empowering them to make informed purchasing decisions with confidence. The GrowHub Platform offers three key solutions: the traceability solution that provides comprehensive tracking of products throughout the supply chain; the anti-counterfeit solution that equips organizations with tools to combat counterfeiting; and the carbon management solution that empowers companies to track and manage carbon emissions, contributing to environmental sustainability.

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In addition to its groundbreaking technology platform, the Company facilitates product trading for businesses within its expansive network. Acting as a conduit between suppliers and retailers, we facilitate seamless placement of products in both traditional retail outlets and burgeoning online channels. Through strategic partnerships and innovative distribution strategies, the Company maximizes revenue generation opportunities while providing unparalleled market access for its partners. From retail placements to bulk wholesale transactions, our products trading division is a catalyst for market expansion and revenue growth, driving value for stakeholders across the supply chain.

Anticipated for launch by the first half of 2025, the GrowHub Innovation Centre represents the culmination of the Company’s commitment to fostering collaboration with the Australian government. Strategically located within the esteemed Food Innovation Precinct in Western Australia, the GrowHub Innovation Centre serves as a co-working office space and digital hub, providing infrastructure for innovation and collaboration among research entities, government agencies, academic institutions, and private organizations to converge and drive meaningful technological advancements. Through a combination of strategic partnerships, the Innovation Centre facilitates collaborative projects with intellectual property value and commercialization potential. Leveraging its facilities and expansive network, the Company is poised to extract significant value from these initiatives, whether through technology integration or royalties from commercialized ventures. The GrowHub Innovation Centre is expected to have a capacity to accommodate up to 91 individuals.

Our Corporate Vision and Mission

Our mission is to develop and implement cutting-edge technology solutions that enable real-time tracking, verification, and documentation of different kinds of products at every stage of the supply chain. By doing so, we aim to instill confidence in consumers, enhance operational efficiency for businesses, and drive data-driven decision-making within the industry.

Financial Highlights

For the fiscal years ended December 31, 2022 and 2023, our revenues were S$715,196 and S$128,531 (US$97,424), respectively, and we recorded net loss of S$1,928,069 and S$1,796,344 (US$1,361,586), respectively.

Our Products and Services

We generated revenues from two major business segments: hosting of the GrowHub Platform and product trading facilitation.

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The GrowHub Platform

The GrowHub Platform is the Company’s proprietary traceability blockchain technology platform that allows full traceability of food products from origins to consumers. Equipped with complete end-to-end Web3 enabled technology, the GrowHub Platform is a public blockchain system hosted on Polygon. Information cannot be altered once it enters the blockchain and can be viewed by the public. The public blockchain provides an open and verifiable system for consumers who desires to check on the claims of the manufacturer. Every checkpoint can be uploaded onto the blockchain. A checkpoint can be defined as us of ingredients in production, storage conditions, manufacturing process, or an exchange of hands in the distribution channels. Every checkpoint can be supported by uploads of certificates, reports, data upload by third party applications, and devices.

The GrowHub Platform offers three key solutions:

Traceability solution. Our traceability solution enables organizations to track products at every stage of the supply chain, from raw materials to the final product, ensuring integrity and authenticity of products. Our traceability solution comes with an aesthetically pleasing web app for consumers when they scan and view traceability information. The GrowHub Platform’s traceability solution provides a QR code and a customizable web app that gives products a beautifully-designed web page with detailed information, including product provenance. The web page can be customized to detect the language setting of the user’s device or automatically translate the descriptions to the preferred language based on the user’s location.. This not only makes it easier for customers to access information about the product, but also helps to build trust and confidence in the product’s quality and authenticity. Food suppliers can utilize the GrowHub Platform’s traceability solution to localize their product information for different regions without changing much of the product packaging. This enables food suppliers to display product information in different regions and languages, hence reaching a wider audience. Moreover, by providing access to detailed traceability information, suppliers can enhance consumer trust and loyalty. Consumers increasingly seek information about the products they purchase, including where they come from and how they are produced. By offering transparency and traceability, food suppliers can meet these demands and differentiate themselves in the market.

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Anti-counterfeit solution. Our anti-counterfeit solution offers a straightforward tool to help brands combat the growing issue of counterfeits and prevent damaging a brand’s reputation, lost revenue and loss of consumer trust. The Company provides food suppliers with anti-counterfeiting authentication labelling tools, and together with the GrowHub Platform’s traceability solution, food suppliers can monitor the entire supply chain, ensuring integrity and authenticity of products. The GrowHub Platform provides unique authentication code to identify individual high-value products in order to detect fraudulent purchases.

Carbon management solution. Our carbon management solution provides food suppliers and consumers with a powerful tool to monitor, track, and manage their carbon emissions effectively. The carbon management solution utilizes blockchain technology to provide transparent and immutable records of carbon emissions and removals. The solution enables food suppliers to track their carbon emissions across various aspects of their operations, including manufacturing processes, transportation logistics, and energy consumption. By capturing data at every stage of the supply chain, food suppliers gain insights into their carbon footprint and identify opportunities for emission reduction and mitigation. By leveraging data-driven decision-making, food suppliers can achieve significant cost savings, enhance their corporate social responsibility (“CSR”) initiatives, and strengthen their competitive advantage in a rapidly evolving market. Food suppliers can also enhance their brand reputation, attract environmentally-conscious consumers, and strengthen stakeholder relationships by transparently tracking and managing their carbon emissions.

In addition to the three practical solutions, the GrowHub Platform offers food suppliers a powerful marketing platform to showcase their products and connect with consumers on a deeper level. The GrowHub Platform allows food suppliers to upload a variety of multimedia content, including images, videos, and interactive media, to enrich their product listings. They can leverage the platform to tell their brand stories and communicate their values, mission, and commitment to quality and sustainability. The GrowHub Platform also enables food suppliers to differentiate their products from competitors by highlighting unique selling points, such as organic certifications, fair trade practices, or artisanal craftsmanship. Suppliers can use multimedia content to showcase the distinctiveness of their products and communicate the benefits of choosing their brand over others. Through multimedia content and customizable product descriptions, suppliers can engage consumers on an emotional level, forging meaningful connections and building brand loyalty over time.

Key Technological Features of the GrowHub Platform

The GrowHub Platform operates as a traceability solution powered by public blockchain technology, offering a decentralized and transparent approach to food traceability and supply chain management. Here is how the platform works and the key features that distinguish it:

Public Blockchain Technology. Unlike traditional traceability solutions that rely on private or centralized databases, the GrowHub Platform leverages public blockchain technology. This means that transaction data is recorded on a distributed ledger that is accessible to all participants in the network. By utilizing a public blockchain, the platform ensures transparency, immutability, and accountability, as transactions cannot be altered or tampered with once they are recorded.

Decentralized Nature. The GrowHub Platform operates on a decentralized network of nodes, eliminating the need for a central authority to manage and validate transactions. This decentralized approach enhances security, resilience, and trust in the system, as there is no single point of failure or control. Participants in the network, including food suppliers, distributors, retailers, and consumers, can interact directly with each other without intermediaries, streamlining the exchange of information and goods.

Web3 Integration. The GrowHub Platform embraces the principles of Web3, the next generation of the internet that prioritizes decentralization, privacy, and user control. Through Web3 integration, the platform enables secure and seamless interactions between users and applications, empowering individuals to own and control their data. This shift towards user-centricity enhances privacy, data sovereignty, and trust in the platform, fostering a more equitable and democratic digital ecosystem.

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Cloud-based Data Storage. The GrowHub Platform utilizes cloud-based data storage solutions to store and manage traceability data securely and efficiently. By leveraging cloud infrastructure, the platform can scale dynamically to accommodate growing volumes of data and support real-time data analytics and insights. Additionally, cloud-based storage offers redundancy, disaster recovery, and accessibility, ensuring that data is available whenever and wherever it is needed.

Reliability and Scalability. The GrowHub Platform is designed for reliability and scalability, capable of handling large volumes of transactions and data with minimal downtime or disruption. Through the use of distributed consensus mechanisms, such as proof-of-work or proof-of-stake, the platform ensures the integrity and consistency of the blockchain network, even in the face of network congestion or attacks. This reliability and scalability are essential for supporting mission-critical applications, such as food traceability, where data accuracy and availability are paramount.

Monetization of the GrowHub Platform

The Company generates revenue from the GrowHub Platform through a diversified range of monetization strategies, capitalizing on its innovative features and value-added services. Revenue has been generated from three major aspects of the platform, and we expect to add a fourth stream of revenue in the first half of 2025.

1.	Software-as-a-Service (“SaaS”) Subscriptions. The primary revenue stream for the GrowHub Platform is through subscription-based pricing models. Food suppliers, distributors, retailers, and other stakeholders pay a recurring fee to access the platform’s traceability, anti-counterfeit, and carbon management solutions. The GrowHub Platform offers different subscription tiers with varying monthly fees. Subscription tiers may vary based on the level of functionality, features, and usage volume required by the customer, offering scalability and flexibility to meet diverse business needs. Currently, the monthly subscription fees for the GrowHub Platform ranges from USD$160 to USD$300. The entry-level subscription is priced at USD$160 per month, which provides basic features on the platform, including product footprint records on blockchain, and limited data insights. The premium subscription offers advanced features beyond the basic tier, such as integration of application programming interface.

2.	Technology Enhancements. In addition to core platform offerings and basic subscriptions, the Company generates revenue by offering technology enhancements and customization services to tailor the GrowHub Platform to the unique requirements of its customers. This may include more advanced anti-fraud systems, AI driven data analytics to predict user behavior and spending habits, Web3 applications, and tailored marketing. Other add-ons may include integrations with third-party systems for hardware and software applications, and customized development projects. These value-added services complement the core platform functionality and address specific customer needs. By providing value-added services, the Company can capture incremental revenue opportunities and deepen its relationships with customers.

3.	Data Analytics Services. The GrowHub Platform generates valuable data insights and analytics about consumer engagement metrics, such as location of consumer, frequency of engagement, purchase frequency, purchase habits, pricing, sales volume, etc. Moreover, time-stamped data capture within the GrowHub Platform allows for real-time tracking of consumer interactions and behaviors, providing valuable insights into preferences and behaviors. The Company monetizes these data analytics services by offering premium analytics packages, custom reports, and data visualization tools to help customers make informed decisions and optimize their operations. All the data the GrowHub Platform generates are encrypted and do not include any confidential information. Subscribers gain access to varying levels of data based on their chosen subscription plans. Higher-tier plans and bespoke options provide enhanced access to data and sophisticated analytical tools. We adhere to a strict policy of not selling any data to third parties, ensuring the privacy and integrity of our users’ information.

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4.	OEM Models. The Company intends to offer a white-label version of the GrowHub Platform in the first half of 2025, allowing our customers to customize and brand the platform as their own. This will enable seamless integration of our traceability and sustainability features into our customers’ existing technology infrastructure while maintaining a consistent brand experience for end-users. Our team will work closely with our OEM partners to tailor the platform to their specific requirements, ensuring seamless integration with their systems and processes. This may involve customizing features, user interfaces, and data flows to align with the partners’ branding guidelines and operational workflows. As of the date of this prospectus, we have not entered into any contracts for the OEM model of the GrowHub Platform.

5.	IT Consultancy Services. Generally, our GrowHub Platform provides generic traceability solutions to our customers as discussed above. In addition, we also provide our customers with the option of further customization and data analytics. This service is provided by our dedicated in-house technology team, which specializes in software development and consultancy. The team is able to provide a range of professional services to customers, by helping them tailor the traceability solutions to their specific needs and requirements. This service is provided by our dedicated in-house technology team that is able to provide a range of professional services to customers in the form of software development and consultancy. For the years ended December 31, 2023 and 2022, our revenue for IT consultancy services represented 60% and 80% of our total revenue.

Product Trading Facilitation

The Company’s product trading facilitation offering operates on a dynamic business model that revolves around facilitating the placement of products in retail stores and online channels, as well as facilitating bulk wholesale trade. Under this model, the Company acts as an intermediary between product suppliers and retail outlets, leveraging its network and industry expertise to facilitate the placement of products in retail stores. This may involve negotiating agreements with retailers, coordinating product deliveries, and ensuring compliance with merchandising standards and regulatory requirements. By providing placement services, the Company helps suppliers expand their market reach and access new sales channels, while also generating revenue through service fees or commissions based on the volume or value of products sold. The Company also facilitates bulk wholesale trade by connecting product suppliers with wholesale buyers, distributors, and trading partners. This may involve negotiating bulk purchase agreements, and coordinating logistics and fulfillment. By facilitating bulk wholesale trade, the Company enables suppliers to capitalize on economies of scale, streamline distribution processes, and maximize revenue potential through large-volume transactions.

The Company has collaborated with several renowned department stores in Singapore, including Metro, TANGS, BHG, and iShopChangi, which enabled us to place our clients’ products in prime retail locations, enhancing visibility and sales potential. For example, Metro has carried nearly 400 different products through GrowHub, encompassing a diverse range of items such as food, cosmetics, daily care, and essential products; and BHG has exclusively committed its entire wine and spirits section to us. To further promote our technology and services, we will be establishing exhibition booths in these department stores. These booths will showcase the GrowHub Platform’s technology for tracking and traceability, aiming to increase consumer awareness and demonstrate the benefits of our authentication capabilities. This initiative is designed not only to boost consumer confidence but also to attract more businesses to integrate with the GrowHub Platform.

The network cultivated through the GrowHub Platform plays a pivotal role in bolstering the product trading facilitation segment. This expansive network encompasses a diverse array of food suppliers, distributors, retailers, and other industry stakeholders, providing a rich ecosystem ripe with opportunities for trade and collaboration. Leveraging this network, the Company can efficiently source products and connect them with potential buyers, capitalizing on existing relationships and connections to drive business growth. Moreover, the GrowHub Platform’s network yields invaluable market insights and intelligence that inform strategic decision-making within the product trading segment. By analyzing transaction data, consumer behavior patterns, and market trends inherent to the platform, the Company, with its AI technology, gains a nuanced understanding of market dynamics, enabling it to better anticipate demand fluctuations, analyze fraud, enhance the effectiveness of the its data analytics, and optimize product placement strategies for maximum impact.

Crucially, the platform’s reputation for transparency, integrity, and reliability enhances trust and credibility among network participants. Suppliers and buyers alike place confidence in the platform’s commitment to traceability, sustainability, and ethical business practices, making it a trusted conduit for trade transactions. This trust factor fosters smoother, more efficient trading processes, reducing friction and uncertainty for all parties involved.

The GrowHub Innovation Centre

The GrowHub Innovation Centre is a pivotal initiative located within the Food Innovation Precinct Western Australia (“FIPWA”). FIPWA, owned by the Shire of Murray in Western Australia, is backed by a AUD$45.2 million Western Australia State Government investment with a AUD$21.75 million contribution from the Australian Government’s Regional Growth Fund for the precinct’s construction. Located within the Peel Business Park in Stake Hill, Western Australia and covering over 42,000 hectares (103,780 acres), FIPWA aims to foster cutting-edge solutions that benefit both local producers and international markets.

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The GrowHub Innovation Centre is one of the key strategic players within the FIPWA and serves as a hub for innovation, research, and collaboration, focusing on agri-food technology. GrowHub Innovations Australia has signed a ten-year lease agreement with the Shire of Murray in Western Australia to manage the GrowHub Innovation Centre.

We utilize the data centre to store, process, and analyze information that helps enhance our AI abilities to offer clients better analytics and predictions. The purpose of the GrowHub Innovation Centre is to attract leading and key strategic Web3 researchers, companies, and talents to develop applications and technologies to plug-and-play into our technology platform. We have signed MOUs with leading universities, accelerators, and government to collaborate research, development and application at the GrowHub Innovation Centre. We expect that the GrowHub Innovation Centre will begin to generate revenues by the end of the second quarter of 2025; no revenues have been generated as of the date of this prospectus. When the GrowHub Innovation Centre is fully operational, we expect it will house the following revenue-generating elements and catalysts:

Accelerator Program. The GrowHub Accelerator Program will support global start-ups addressing real-world challenges. It will provide access to the GrowHub Platform, a network of producers, distribution channels across the Asia Pacific, and capital for commercial scaling. This benefits both GrowHub’s customer base and product range.

Café. The café will generate revenue by serving the entrepreneurs of the GrowHub Innovation Centre.

Co-Working Office Space. Another source of revenue will be rental income from the co-working spaces within the GrowHub Innovation Centre.

Digital Hub. The data center at the heart of the GrowHub Innovation Centre will power the GrowHub Platform and provide, at a reasonable fee, secure data storage for companies.

Strategic Partnerships with Governmental Organizations

With a strong focus on the Asia Pacific (“APAC”) region, we have strategically partnered with governmental organizations to drive innovation, enhance agricultural practices, and foster cross-industry collaboration. We recognize the pivotal role that collaboration with governmental bodies plays in advancing our mission. Our strategic partnerships span across Bhutan, Japan, Australia, and potentially Vietnam and Indonesia.

Bhutan. In November 2023, GrowHub Innovations Singapore entered into a memorandum of understanding with an investment company owned by the Bhutanese government. Under this agreement, GrowHub Innovations Singapore will contribute its proprietary blockchain platform to help the Bhutanese government authenticate the origin and quality of herbs and plants from farm to consumer. The primary objective of this partnership is to enhance sustainable cultivation practices and customize systems suitable for Bhutan’s unique agricultural landscape. The GrowHub Innovation Centre will also act as the technology transfer office for research and technology innovations. Once the pilot phase is completed, we will enter into a joint venture agreement with the Bhutan government to implement a certification centre to trace and test all agricultural products form Bhutan. We are also in discussion with the Bhutan government for potential collaboration on data centers, data processing, and AI development.

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Japan. In September 2023, GrowHub Innovations Singapore established a strategic partnership with Kyoto Sangyo University (“KSU”) in Japan. This collaboration aims to foster technological innovation and create opportunities for collaboration between academia and industry. Under this dynamic partnership, the following collaborative initiatives will take place:

●	Knowledge exchange on entrepreneurship development: Both entities will share insights, best practices, and expertise related to entrepreneurship, promoting a vibrant ecosystem of business growth.

●	Short-term visiting programs and internships for KSU Students: KSU students will have the opportunity to engage in short-term visits and internships at the GrowHub Innovation Centre, gaining practical experience and exposure to real-world business environments.

●	Interaction between KSU students and businesses within the GrowHub Innovation Centre: KSU students will interact directly with businesses and companies operating within the GrowHub Innovation Centre, fostering cross-pollination of ideas and knowledge.

●	Guidance from KSU faculty members to businesses in the GrowHub Innovation Centre: Distinguished faculty members from KSU will provide valuable advice and mentorship to businesses within the innovation center, enhancing their growth prospects.

●	Mentoring and support for KSU students: KSU students will receive personalized mentoring and guidance, empowering them to navigate their academic and professional journeys effectively.

●	Joint research endeavors: Collaborative research projects will be undertaken, leveraging the combined expertise of both institutions to address pressing challenges and drive innovation.

Australia. In February 2023, GrowHub Innovations Australia signed a ten-year lease agreement with the Shire of Murray in Western Australia. See “—The GrowHub Innovation Centre.”

Indonesia. We are currently in discussions with relevant stakeholders in Indonesia to explore potential partnerships. We intend to provide our traceability technology for verification of environmentally sourced seafood intended for export. We are also in discussion with government-related ministries and companies to offer our powerful data analytics tools.

Our Competitive Strengths

Our main competitive strengths are as follows:

One-stop complete traceability solution.

The GrowHub Platform is not merely a traceability tool; it’s a comprehensive one-stop solution that addresses the entire supply chain, which sets us apart from traditional traceability systems that focus solely on tracking product movement. Our platform tracks products from their origin to the end consumer, ensuring transparency at every step. Whether it is verifying the source of organic produce or confirming the authenticity of goods, our system provides real-time data. Beyond traceability, we verify the integrity of each transaction. blockchain technology ensures immutability, making tampering virtually impossible. This trust layer benefits consumers, businesses, and regulatory bodies alike. Moreover, businesses can leverage our system to communicate their sustainability efforts, ethical practices, and product quality. Consumers appreciate brands that are transparent and socially responsible. Our platform also collects vast amounts of data. By analyzing trends, supply chain inefficiencies, and consumer preferences, businesses can make informed decisions. From optimizing logistics to predicting demand, data-driven insights drive growth.

Established government partnerships.

Our relationships with governments extend beyond formal agreements. Collaborating with governments such as the Bhutan and Australia governments provide us with political goodwill, which enhances our reputation. When government agencies endorse our platform, businesses take notice. Many of our clients come through these referrals. Governments trust us, and businesses follow suit. Our partnerships with governmental organizations in APAC also position us as regional players. We understand local nuances, cultural sensitivities, and regulatory landscapes. This insight is invaluable when implementing solutions on a national scale.

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Scalable business model.

Our software-as-a-service model for the GrowHub Platform is affordable and accessible. By offering subscription-based access, we democratize traceability. Small businesses, startups, and even large enterprises can adopt our platform without significant upfront costs. Businesses can onboard swiftly. No complex installations or customizations—just sign up, log in, and start using the GrowHub Platform. As businesses grow, our SaaS model scales seamlessly. Whether it is adding new users, expanding to new markets, or integrating with other systems, we accommodate growth. Our GrowHub Platform is designed for global users. It caters to diverse supply chains. Whether it is tracking coffee beans from Colombia or high-tech components from Japan, our system adapts. While scalable, we also localize. Language preferences, regulatory compliance, and regional variations are built into our platform. As businesses expand into new markets, they need traceability solutions that work seamlessly. Our global reach ensures continuity.

Pioneering Web3-enabled traceability in APAC.

We believe we are early adopters and trailblazers of Web3 in APAC. Our Web3-enabled GrowHub Platform leverages blockchain for data security. Each transaction is cryptographically linked, ensuring transparency and trust. Businesses can track products in real time. Being one of the firsts in the APAC region positions us as thought leaders. We set standards, influence regulations, and inspire others to embrace traceability.

Experienced management team.

Our senior management team are experienced and seasoned professionals. Years of collaboration with government officials and politicians give us an edge. We understand the delicate balance between business interests and public policy. Political dynamics, regulatory frameworks, and cultural nuances—we navigate complexity meticulously. Our team ensures smooth implementations, even in complex environments.

Our Business Strategies and Future Plans

Geographical expansion.

Our strategic approach to expansion has consistently been top-down, focusing on collaboration with government entities and universities and building strong relationships within each country’s ecosystem. To date, we have successfully developed robust business ties in several key markets, including Australia, Bhutan, Japan, Singapore, Vietnam, Indonesia, and Malaysia. We believe we are currently one of the leading Web3-enabled traceability platforms in APAC. Asia Pacific is a diverse region, with over 3,000 languages spoken and a rich cultural tapestry. Our headquarters being based in Asia provides us with a unique advantage. Our senior management and board directors hail from diverse Asia Pacific backgrounds, granting us an intimate understanding of local business practices and cultural nuances. This deep-rooted knowledge allows us to navigate natural barriers of entry, including language, culture, and behavioral practices. Over the next two years, our primary focus will be on expanding within APAC. However, we recognize that opportunities may arise beyond our current scope. If compelling partnerships with governments outside of Asia Pacific emerge, we will actively consider collaboration.

Investment in artificial intelligence and data analytics.

We recognize that data is a strategic asset. We remain committed to staying at the forefront of technological advancements. Our ongoing investment in artificial intelligence (“AI”) ensures that we continue to innovate and enhance our platform. Furthermore, investment in data analytics ensures that we remain agile, customer-centric, and competitive in an ever-evolving market. Armed with AI-driven analytics, we can tailor our offerings to meet specific customer needs. For instance, by analyzing purchase history and preferences, we can recommend relevant products or services to individual consumers. AI algorithms optimize pricing strategies, balancing revenue goals and market competitiveness.

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Increasing market share in existing markets.

Our success in Australia, Japan, Malaysia, Bhutan, and other markets has positioned us as a trusted partner. To capitalize on this momentum, we will intensify our efforts in these regions. Our goal is to capture additional market share by providing tailored solutions and expanding our service offerings. The food and local produce industry in Southeast Asia presents immense growth potential. As economies develop and consumer demand rises, there is a pressing need for transparent supply chains. Our traceability platform aligns perfectly with this demand. By addressing food safety, sustainability, and authenticity, we can contribute significantly to the growth of businesses in this region.

Establishing corporate venture capital.

Our commitment to innovation extends beyond our core platform. The GrowHub Innovation Centre, based in Australia, serves as a hub for cutting-edge ideas and collaborations. Through this center, we foster partnerships with universities’ innovation centers, research institutions, and startups. Setting up a corporate venture capital arm is a strategic move. We aim to identify projects, technologies, and companies that align with our business objectives. By investing strategically, we can accelerate innovation, expand our ecosystem, and drive mutual growth.

Our Major Customers

We target a diverse range of customers primarily composed of governmental organizations, and product retails. Company is also expanding its range of customers to high-end products retailers. As of December 31, 2023, we had a customer base of approximately 18 entities. For the years ended December 31, 2023 and 2022, our five largest customers represented approximately 73% and 91%, respectively, of our total revenue; and our largest customers represented approximately 58.6% and 66.4%, respectively, of our total revenue.

Our Major Suppliers

Our suppliers are primarily blockchain infrastructure providers and cloud computing platforms. We host our public blockchain GrowHub Platform on Polygon and store all data relating to traceability on Amazon Web Services. We intend to store our data and perform our AI processing at its data center located in FIPWA. For the years ended December 31, 2023 and December 31, 2022, our five largest suppliers represented approximately 3% and 2%, respectively, of our total purchase expenditures and no single supplier accounted for more than 5% of our total purchase for both fiscal years.

Sales and Marketing

Our initial sales approach has been organic and relationship-driven. Our senior management, with their extensive industry expertise, actively engages with potential clients. By leveraging their networks and personal connections, we have successfully acquired clients through referrals from governmental organizations with whom we collaborate. These referrals stem from our reputation for delivering value, reliability, and innovative solutions. Going forward, we intend to establish a dedicated sales and marketing team focused on driving growth.

Research and Development

We have an in-house research and development team, led by our Chief Technology Officer, responsible for the development and enhancement of our technology platform. We partner with universities (e.g., Kyoto Sangyo University), and other technology firms for AI related development or specific hardware integration. Most of our research and development are done in-house, and if there are collaborations, we typically retain the intellectual property rights. Our proprietary technology platform is developed in-house. While we may outsource certain development work from time to time, the assembly of codes is done internally.

Competition

We consider other traceability platforms our competitors. However, most of these competitors focus on only a niche spectrum and rely on private blockchains. To the best of our knowledge, the GrowHub Platform is the only platform that does end-to-end traceability, provides data, and is a public blockchain. We also believe that within APAC, we face little competition.

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Insurance

As of the date of this prospectus, we maintained insurances to safeguard against potential risks and liabilities associated with our traceability platform and related business. Such insurance coverage includes both public liability insurance and product liability insurance. Public liability insurance typically protects us against claims arising from third-party bodily injury or property damage. It covers incidents that occur on our premises or during our operations. Product liability insurance provides coverage in case our business is linked to any harm, injury, or financial loss suffered by users of our GrowHub Platform or other parties due to system errors, data inaccuracies, or other related issues.

Intellectual Property

Trademark

We hold the following registered trademark which is material to our business:

Country	Registered Owner	Trademark	Registration Date	Trademark Number	Class
Singapore	GrowHub Innovations Singapore		May 5, 2023	40202209433Y	35

Domain

We have a registered domain, https://thegrowhub.co/. The information contained on this website is not a part of this prospectus.

Due to our limited exposure to intellectual property risk in our business, we have not implemented any measures to protect our intellectual property. Since our inception, there have not, to our knowledge, been any infringements of intellectual property rights owned by the Company, including but not limited to any claims and threatened claims or proceedings initiated by us; and we have not been subject to any third party claims relating to intellectual property made against us.

As of the date of this prospectus, we have not entered into any licensing agreements relating to our intellectual property with any third parties; and except for off the shelf software, we do not license intellectual property from any third party.

Employees

As of May 31, 2024, we had a workforce of 12 employees who are located in Singapore, Malaysia, and Japan. The following table sets forth the number of our employees as of May 31 2024 by function:

	Number	% of Total
Management	2	17%
Technology	3	25%
Business and marketing	4	33%
Administrative and finance	3	25%
Total	12	100%

Our success depends on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards where we operate. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

We enter into standard labor contracts and confidentiality agreements with our employees.

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Properties

Our principal place of business is located at 60 Paya Lebar Road, #12-37 Paya Lebar Square, Singapore 409051. Our Singapore office is leased under one lease which will expire on March 31, 2026. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

REGULATIONS

We are subject to all relevant laws and regulations of Singapore and may be affected by policies which may be introduced by their respective governments from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies, below.

As of the date of this prospectus, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

Regulations on Import of Processed Food Products and Food Appliances

The import of processed food products and food appliances is regulated by the Singapore Food Agency (“SFA”). Processed food products refer to all food products and supplements of food nature except meat products and fish products, fresh fruits and fresh vegetables. Any person who imports processed food and food appliances is required to register with the SFA to obtain a registration number. In addition, a registered person must obtain a customs permit before importing any processed food products or food appliances into Singapore for sale. For food products that have been identified through trend studies to be of high potential health risk or have a history of poor food safety record, the importer is required to submit documents certifying the safety of the products together with the import permit application.

Regulations on Import of Fish Products

The Wholesome Meat and Fish Act 1999 of Singapore (“WMFA”) requires any person who imports, exports or tranships any meat product or fish product into Singapore to apply for a licence from the Director-General, Agri-food and Veterinary Services. In addition, any licensee who imports any meat products or fish products for sale, supply or distribution in Singapore must obtain a customs permit from the Director-General for each consignment of meat products or fish products to be imported and the import of each consignment must be carried out in accordance with the conditions of the permit. Licensees must also comply with additional requirements set out in the relevant subsidiary legislation of the WMFA.

Regulations on Supply of Liquor

The Liquor Control (Supply and Consumption) Act 2015 of Singapore (“LCA”) requires any person who supplies any liquor in Singapore to obtain a liquor licence (“Liquor Licence”). The Liquor Control (Supply and Consumption) (Liquor Licensing) Regulations 2015 regulates, amongst others, the supply of liquor to persons younger than 18 years, through any one or more of the following means: (a) online (whether through an electronic commerce platform or otherwise); or (b) a telecommunication service. A licensee must not supply any liquor to an individual who is younger than 18 years online or through a telecommunication service. Further, a licensee must warn the individual that it is an offence for the individual to buy liquor if the individual is younger than 18 years and inform the individual of the penalty for the offence.

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Regulations on Supply of Cosmetic Products

Cosmetic products supplied in Singapore must comply with the requirements under the Health Products Act (“HPA”) and the Health Products (Cosmetic Products – ASEAN Cosmetic Directive) Regulations 2007. No licence is required for the manufacture, importation or wholesale supply of cosmetic products in Singapore. However, prior notification to the Health Sciences Authority of Singapore (“HSA”) in the prescribed form is required before a cosmetic product may be supplied in Singapore, except in limited circumstances, for instance, where the product is supplied solely as a sample in connection with a promotional activity or for testing or trial use in connection with the research and development of the product. The HPA imposes various duties on persons placing cosmetic products on the market. For instance, if such persons become aware of any event or other occurrence that concerns any adverse effect arising from use of the cosmetic product, a notification shall be made to the HSA and failure to do so is an offence and will result in a fine and/or imprisonment.

Regulations on Food Safety and Public Health

The SFA administers the Sale of Food Act 1973 of Singapore and the Singapore Food Regulations to ensure that food made available for sale in Singapore are safe for consumption and to protect public health. Online food sellers are subject to the food safety requirements under the Sale of Food Act, the Singapore Food Regulations and the Environmental Public Health Act 1987 of Singapore. Sale of food that is unsafe, unsuitable or unfit for consumption is not permitted and the SFA will take enforcement action against infringements. In addition, food being delivered must be transported in a manner that is hygienic and does not compromise food safety. The delivery vehicle should be kept clean and in good order and condition so as to prevent the food from being contaminated.

Before prepacked food may be imported, advertised, manufactured, sold, consigned or delivered in Singapore, they have to bear a label containing all the particulars required by the Food Regulations, including a statement of ingredients and net quantity of food in package. Pre-packaged beverages must carry labels reflecting a new grading system called the Nutri-Grade, based on the sugar and saturated fat content in the beverages, and the beverages will be graded from A to D, with A being the category with the lowest sugar and fat thresholds. Drinks that are graded C or D must have their labels on the front of the package and if they are sold online, the image of the Nutri-Grade mark must be displayed according to the regulations.

Regulations on Employment

The rights of all employees employed under a contract of service with our Company and its subsidiaries are governed under the Employment Act 1968 of Singapore (“Employment Act”) in particular, their rights to annual leave, sick leave and maternity leave, amongst others. In respect of (a) workmen who receive salaries not exceeding S$4,500 a month and (b) employees (other than workmen or persons employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month, the Employment Act governs additional aspects of their conditions of service such as hours of work, overtime and rest day, amongst others.

Regulations on Data Protection and Information Security

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine of up to the higher of S$1,000,000 or, 10% of the organization’s annual turnover in Singapore (for an organization whose annual turnover in Singapore exceeds S$10,000,000).

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA”) provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (“TSOFA”) is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Chan Choon Yew Lester	45	Director, Chief Executive Officer, and Chairman of the Board of Directors
Tan Mei Chin	50	Director and Chief Financial Officer
Ngo Woon Kiat Alec	44	Chief Operating Officer
Chai Chun Kiat	35	Chief Technology Officer
Loo Jian Lin Aaron	33	Chief Innovation Officer
Huang Junli Christopher*	39	Independent Director Nominee
Manasori Nakatani*	55	Independent Director Nominee
Raymond Tan*	45	Independent Director Nominee

*	Has accepted an independent director appointment, which will be effective immediately upon effectiveness of this registration statement.

Mr. Chan Choon Yew Lester has served as our Chairman of the Board of Directors, Director and Chief Executive Officer since January 2020. From July 2016 to December 2022, Mr. Chan served as the chief executive officer of Fund Singapore Pte Ltd, a financial institution engaged in equity-based crowdfunding platform. From July 2009 to June 2016, Mr. Chan served as a director of Beaconrock Consultancy Pte. Ltd., a management consultancy service provider. Mr. Chan obtained a certificate of real property valuation from University of British Columbia, a Master of Business Administration degree from Singapore Management University, and a bachelor’s degree in mechanical engineering as a major and technopreneurship as a minor from National University of Singapore, each of which was attained in 2016, 2012 and 2004, respectively.

Ms. Tan Mei Chin has served as our Chief Financial Officer and Director. Since October 2021, Ms. Tan has been serving as the finance vice president of Bitdefender APAC Pte Ltd, a cybersecurity technology company. From January 2020 to September 2021, Ms. Tan served as the chief financial officer of GrowHub APAC Pte Ltd, a subsidiary of the Group. From November 2018 to September 2019, Ms. Tan served as SEA commercial financial analyst and senior accounting manager of Worleyparsons Pte Ltd, an engineering company. Ms. Tan has been a Chartered Accountant of Singapore since 1999. Ms. Tan obtained a Bachelor of Accountancy from Nanyang Technological University which was attained in 1996.

Mr. Ngo Woon Kiat Alec has served as our Chief Operating Officer since April 2023. From January 2023 to March 2023, Mr. Ngo served as our chief administrative officer. From January 2019 to December 2022, Mr. Ngo served as Head of Operations and Compliance and rose to deputy chief executive officer of Fund Singapore Pte Ltd, a financial institution engaged in equity & lending-based crowdfunding platform. From October 2017 to December 2018, Mr. Ngo served as an associate sales director of OrangeTee & Tie Pte Ltd, a company principally engaged in renting, buying, selling and appraising real estate. Prior to those, Mr. Ngo served in the Republic of Singapore Navy in various capacities as a commissioned officer of the Singapore Armed Forces for 10 years. Mr. Ngo obtained a diploma in hospitality management from Temasek Polytechnic in 1999. Since October 2023, Mr. Ngo has been attending Vanguard University in pursuant of a Bachelor of Arts Degree in Theology.

Mr. Chai Chun Kiat has served as our Chief Technology Officer since October 2022. From October 2021 to June 2022, Mr. Chai served as the chief technology officer of Gorilla Networks Pte. Ltd., a Web3 mobile virtual network operator that provides telecommunications services on the blockchain. From January 2020 to September 2023, Mr. Chai served as the tech lead of AL2 Consultants Pte. Ltd., a company providing software-related solutions and services. Mr. Chai obtained a Bachelor of Engineering degree from Nanyang Technological University in 2014.

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Mr. Loo Jian Lin Aaron has served as our Chief Innovation Officer since July 2022. Since October 2019, Mr. Loo has been serving as the managing director of AL2 Consultants Pte. Ltd, a company providing software-related solutions and services. From September 2019 to July 2022, Mr. Loo served as a co-founder of Gorilla Networks Pte. Ltd., a Web3 mobile virtual network operator that provides telecommunications, Mr. Loo obtained a bachelor of science degree from National University of Singapore Technological University in 2015.

Mr. Huang Junli Christopher has accepted our appointment to serve as an independent director of the Company, which will be effective immediately upon effectiveness of this registration statement. Since July 2021, Mr. Huang has been serving as an independent non-executive director of Fu Yu Corporation Limited (SGX: F13), a company engaged in manufacturing of high-end precision plastic and metal components and products. Since February 2021, Mr. Huang has been serving as an independent non-executive director of Aztech Global Ltd (SGX: 8AZ), a company engaged in the research, development, engineering, and manufacturing of IoT devices, data-communication products, and LED lighting products. Since 2015, Mr. Huang has been serving as a partner, and subsequently, the managing director of CNP Law LLC, a law firm. Mr. Huang obtained a dual degree in bachelor of laws and bachelor of commerce from University of Queensland, of which was attained in 2011.

Mr. Manasori Nakatani has accepted our appointment to serve as an independent director of the Company, which will be effective immediately upon effectiveness of this registration statement. Since February 2013, Mr. Nakatani has been serving as the managing director and secretary general of Glocal Human Resources Development Center, a non-profit organization engaged in human resources development. Since 2001, Mr. Nakatani served as a professor of Kyoto-Sangyo University. Mr. Nakatani obtained a master of laws degree from Kyoto University Graduate School of Law and bachelor of laws degree from Kyoto University each of which was attained in 1999 and 1993, respectively.

Mr. Raymond Tan has accepted our appointment to serve as an independent director of the Company, which will be effective immediately upon effectiveness of this registration statement. Since April 2016, Mr. Tan has been serving as a council member of Singapore Road Safety Council, a non-profit organization formed under Ministry of Home Affairs of Singapore. Since February 2021, Mr. Tan has been serving as a director of Soleil Investment Pte. Ltd, an investment holding company in Singapore. Since May 2018, Mr. Tan has been serving as a director of Life Bridge Partners Pte. Ltd., a private investment company in Singapore. Since 2018, Mr. Tan has been serving as a director of UES Waste Management Pte Ltd. Since 2016, Mr. Tan has been serving as a director of UES Envirotech Philippines, Inc.. UE Newater (Vietnam) Limited, BEWGI-UE Newater Pte Ltd, BEWGI-H2O Pte Ltd, UESH-BEWGI Eng Pte Ltd. From May 2015 to December 2022, Mr. Tan served as the chief financial officer, chief risk officer and subsequently, chief executive officer, director and board secretary of CMIG International Holding Pte. Ltd, a group which provides investment services. From 2016 to 2021, Mr. Tan served as a director and co-chief executive officer of UES Holdings Pte. Ltd., a water treatment engineering company in Singapore. From August 2019 to March 2020, Mr. Tan served as a director and chairman of finance committee of Sirius International Insurance Group (Nasdaq: SG) (currently known as Siriuspoint Ltd (NYSE: SPNT)), an insurance group. Mr. Tan obtained a Bachelor of Accountancy from Nanyang Technological University in 2003.

Family Relationships

As at the date of this prospectus, there are no family relationships among our Directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this Offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

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●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq rules.

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We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Raymond Tan, and Mr. Huang Junli Christopher. Mr. Raymond Tan will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Raymond Tan qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Mr. Raymond Tan, Mr. Manasori Nakatani, and Mr. Huang Junli Christopher. Mr. Huang Junli Christopher will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Raymond Tan, Mr. Manasori Nakatani, and Mr. Huang Junli Christopher. Mr. Manasori Nakatani will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

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●	approving the transfer of shares (including Class A Ordinary Shares) in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having one female director out of the total of five directors (including independent directors  ). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended December 31, 2023 and 2022, we paid an aggregate compensation of S$474,092 (approximately US$359,351  ) and S$413,065, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023 and 2022, we had no outstanding equity awards.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, Directors, Director nominees and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, Directors, Director nominees or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the Underwriter’s over-allotment option has not been exercised.

Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to ten (10) votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon a transfer of any Class B Ordinary Shares by a holder thereof to any person other than certain permitted transferees or a change in the beneficial owner of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into Class A Ordinary Shares on a one-for-one basis. Holders of our Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned Prior to This Offering(2)			Class B Ordinary Shares Beneficially Owned Prior to This Offering(2)			Class A Ordinary Shares Beneficially Owned After This Offering(3)		Class B Ordinary Shares Beneficially Owned After This Offering(3)
	Number	%		Number	%		Number	%	Number	%
Directors and Executive Officers:
Chan Choon Yew Lester	[*]	[*]	%	[*]	[*]	%
Tan Mei Chin	[*]	[*]		[*]	[*]
Ngo Woon Kiat Alec	[*]	[*]		[*]	[*]
Chai Chun Kiat	[*]	[*]		[*]	[*]
Loo Jian Lin Aaron	[*]	[*]		[*]	[*]
Huang Junli Christopher(4)	[*]	[*]		[*]	[*]
Manasori Nakatani(4)	[*]	[*]		[*]	[*]
Raymond Tan(4)	[*]	[*]		[*]	[*]
All directors and executive officers as a group	[*]	[*]	%	[*]	[*]	%
5% shareholders:
[ ]	[*]	[*]	%	[*]	[*]	%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 60 Paya Lebar Road #12-37 Paya Lebar Square, Singapore 391028.

(2)	Giving effect to the reorganization of our Ordinary Shares, applicable percentage of ownership is based on no Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding as of the date of this prospectus.

(3)	Applicable percentage of ownership is based on [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding immediately after the offering.

(4)	Has accepted an independent director appointment, which will be effective immediately upon effectiveness of this registration statement.

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RELATED PARTY TRANSACTIONS

The following is a summary of transactions since 2022 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management”.

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and 2023:

Name of related parties	Relationship with the Company
Chan Michael @ Chan Soong Cheam	Father of Chan Choon Yew Lester, the Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors

Due from related party

Chan Michael @ Chan Soong Cheam received an interest-free loan from the Company in 2022, which had an outstanding principal amount of S$5,200 and S$34,260 (US$25,968) as of December 31, 2022 and 2023, respectively. The interest-free loan has no fixed terms of repayment and is repayable on demand. The outstanding balance will be settled on a net basis amongst entities within the group with related party Michael Chan @ Chan Soong Cheam.

Due to related party

Chan Michael @ Chan Soong Cheam provided a working capital loan to the Company in 2020, which had a total outstanding balance of S$4,292,315 and S$4,091,206 (US$3,101,043) as of December 31, 2022 and 2023, respectively. Interest expenses payable to Chan Michael @ Chan Soong Cheam were S$125,114 and S$119,216 (US$90,363) for the years ended December 31, 2022 and 2023, respectively. The working capital loan is unsecured, interest bearing at 3.0% (2022: 3.0%) per annum, and repayable within 60 calendar days on demand.

Policies and Procedures for Related Party Transactions

Our Board of Directors will establish an audit committee in connection with the consummation of this Offering, which will be tasked with review and approval of all related party transactions.

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DESCRIPTION OF SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands.

The share capital of the Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into 100,000,000 Ordinary Shares of par value US$0.0005 each, comprising of (i) [  ] Class A Ordinary Shares of nominal or par value of US$0.0005 each, and (ii) [ ] Class B Ordinary Shares of nominal or par value US$0.0005 each. As of [  ], 2024, [  ] Class A Ordinary Shares and [  ] Class B Ordinary Shares were issued and outstanding. We will issue [  ] Class A Ordinary Shares in this Offering.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Our amended and restated memorandum and articles of association

Objects of our Company. Under our amended and restated memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Upon the completion of this offering, our authorized share capital is US$50,000 divided into 100,000 Ordinary Shares of par value US$0.0005 each, comprising of (i) [  ] Class A Ordinary Shares of nominal or par value of US$0.0005 each, and (ii) [  ] Class B Ordinary Shares of nominal or par value US$0.0005 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Conversion. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that our board of directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the directors may from time to time think fit. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. .

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, have one vote for each Class A Ordinary Share and 10 votes for each Class B Ordinary Share in each case of which he is the holder; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 10 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

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Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is demanded by the chairman of the meeting or any one or more shareholders who together hold not less than 10 percent of the votes attaching to the total shares that are present in person or by proxy.

Any ordinary resolution is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the amended and restated memorandum and articles of association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each financial year hold a general meeting as its annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Shares being not less than an aggregate of one-third of all votes attaching to all Shares in issue and entitled to vote in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than one-third of the voting rights (on a one vote per share basis) in the share capital of the Company. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our amended and restated articles of association. If our directors do not within 21 calendar days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three calendar months after the expiration of the said 21 calendar day period.

Winding Up; Liquidation. Subject to applicable law and any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the Shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and our amended and restated memorandum and articles of association we may purchase our own shares. In accordance with our amended and restated articles of association, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that such shares are subject to redemption at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board of Directors or by the Shareholders by special resolution. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our Shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, the rights attached to any such class may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our post-offering amended and restated articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our Shareholders to the extent authorized but unissued.

Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

Each Director shall hold office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to the amended and restated memorandum and articles of association.

A Director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the company) and the company may by ordinary resolution appoint another in his place. Any Director so appointed shall be subject to the retirement by rotation provisions.

The office of a Director shall be vacated if he:

(i)	resigns;

(ii)	dies;

(iii)	is declared to be of unsound mind and the Board resolves that his office be vacated;

(iv)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v)	he is prohibited from being or ceases to be a director by operation of law;

(vi)	without special leave, is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

(vii)	has been required by the stock exchange of the Relevant Territory (as defined in the amended and restated memorandum and articles of association) to cease to be a Director; or

(viii)	is removed from office by the requisite majority of the Directors or otherwise pursuant to the amended and restated memorandum and articles of association.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

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Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a “data controller”, while certain of the Company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

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If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by either (i) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, or (ii) three-fourths in value of each class of shareholders with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

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Our amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default, or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that our Shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

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The Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our Shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our Shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our Shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our amended and restated articles of association do not provide for cumulative voting. As a result, our Shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our Shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

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Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands, by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [   ] Class A Ordinary Shares (or [   ] Class A Ordinary Shares if the underwriter exercises its over-allotment option in full) and [   ] Class B Ordinary Shares outstanding. All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares, and while we plan to apply to list our Class A Ordinary Shares on Nasdaq, we cannot assure you that a regular trading market for our Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We have agreed not to, for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, each of our directors and executive officers has also entered into a similar lock-up agreement for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. Pursuant to such lock-up agreements, each of our directors and executive officers has agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, without the prior written consent of the Underwriter.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our Class A common stock prior to the completion of this Offering may sell such shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period.

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At the expiration of the six-month holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell upon expiration of the Lock-Up Agreements described above, within any three-month period, a number of Shares acquired prior to the completion of this Offering in the amount does not exceed the greater of the following:

●	1% of the then outstanding Shares of the same class, which will equal approximately [ ] Class A Ordinary Shares or [ ] Class B Ordinary Shares immediately after this Offering, assuming the over-allotment option is not exercised, and [ ] Class A Ordinary Shares or [ ] Class B Ordinary Shares, assuming the over-allotment option is exercised in full; or

●	the average weekly trading volume of our Shares on Nasdaq, where we have applied to list our Shares, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering without restriction. A person who was one of our affiliates at any time during the three months preceding a sale, upon expiration of the Lock-up Agreements described above, would remain subject to the volume restrictions described above.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

Singapore

There are no foreign exchange control restrictions in Singapore.

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TAXATION

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Singapore, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Taxation

Income Tax

Individual income tax

An individual is considered a tax resident in Singapore for a particular year of assessment (“YA”) if, during the preceding calendar year, he was physically present in Singapore or was employed in Singapore (other than as a director of a company) for 183 days or more, except for temporary absences.

Individual taxpayers (both tax resident and non-tax resident of Singapore) are liable to pay Singapore individual income tax on income accruing in or derived from Singapore, with specific exemptions. Foreign-sourced income received or deemed received in Singapore by an individual taxpayer is generally exempt from income tax in Singapore, irrespective of an individual’s tax residency status in Singapore, except when such income is acquired through a partnership in Singapore by the individual.

Between calendar year 2016 to calendar year 2022 (i.e. YA 2017 to YA 2023), a Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 22%, after deducting qualifying personal reliefs where applicable. With effect from calendar year 2023 (i.e. YA 2024), a Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 24%. Non-Singapore tax resident individuals generally face a flat tax rate of 15% on employment income or the progressive resident tax rates, whichever results in a higher tax amount. All other income derived or accruing in Singapore (such as director’s fee, consultation fees, rental income and all other income) will be subject to a flat tax rate of 22% (up to calendar year 2022 or YA 2023), and 24% (from calendar year 2023 or YA 2024 onwards).

Corporate income tax

A company is considered a Singapore tax resident if the control and management of the company’s business is exercised in Singapore. A Singapore tax resident corporate taxpayer is liable to pay Singapore income tax on income accruing in or derived from Singapore and income derived from outside Singapore (i.e. foreign-sourced income) which is received or deemed received in Singapore, unless otherwise exempted.

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Tax exemption will be granted to a Singapore tax resident corporate taxpayer on its foreign-sourced dividends, foreign branch profits and foreign-sourced service income (“specified foreign income”) received or deemed to be received in Singapore, subject to satisfaction of the qualifying conditions.

A non-Singapore tax resident corporate taxpayer conducting trade or business in Singapore, is subject to Singapore income tax on income accruing in or derived from Singapore, and foreign-sourced income received or deemed received in Singapore.

The prevailing corporate tax rate in Singapore is 17% and taxpayers are entitled to claim partial tax exemption on the first S$200,000 of a company’s normal chargeable income as follows:

●	75% on the first S$10,000 of normal chargeable income; and

●	50% on the next S$190,000 of normal chargeable income.

Additionally, new start-up companies will, subject to certain conditions, be eligible for partial tax exemption on the first S$200,000 of normal chargeable income in their first three consecutive years of assessment as follows:

●	75% exemption on the first S$100,000 of normal chargeable income; and

●	50% exemption on the next S$100,000 of normal chargeable income.

Capital Gains Tax

Singapore currently does not impose tax on capital gains. Any gains derived from the disposal of our Class A Ordinary Shares which are considered to be capital in nature will not be subject to tax in Singapore. However, gains arising from the disposal of investments may be considered income in nature and if they arise from or are otherwise connected with the activities of a trade or business carried on in Singapore, they may consequently be subject to Singapore income tax. There are no specific laws or regulations governing whether a gain should be characterised as income or capital in nature. The characterization of gains arising from the disposal of our Class A Ordinary Shares will depend primarily on the facts and circumstances of each Shareholder. Given that the facts and circumstances of each Shareholder will differ, it is recommended that Shareholders seek advice from their own tax advisers regarding the Singapore tax implications relevant to their individual circumstances.

Singapore offers certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares (with certain exceptions) between 1 June 2012 and 31 December 2027 (both dates inclusive) where the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months immediately preceding the disposal.

All Shareholders and investors are advised to consult their own tax advisers concerning the Singapore income tax implications associated with their subscription for, purchase, holding and disposal of our Shares.

Moreover, Shareholders who have adopted, or are required to adopt, the Singapore Financial Reporting Standards (International) (“SFRS (I)”) 9 (Financial Instruments) may be required to recognize gains or losses in accordance with the provisions of SFRS (I) 9 irrespective of whether there is any disposal of our Class A Ordinary Shares. If such is the case, any gain or loss on the Class A Ordinary Shares, if held on revenue account, may be subject to taxation or deductible for Singapore income tax purposes notwithstanding such gain or loss being unrealized. Gains or losses (whether realized or unrealized) arising from our Class A Ordinary Shares held on capital account will not be subject to tax or deductible. Shareholders potentially subjected to such tax treatment should seek advice from their own accounting and tax advisers regarding the Singapore income tax implications that may arise from the adoption of SFRS (I) 9 in relation to their subscription for, purchase, holding and disposal of our Class A Ordinary Shares.

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Goods and Services Tax (“GST”)

The sale of our Class A Ordinary Shares by a GST-registered investor belonging in Singapore to another person belonging in Singapore is an exempt supply and is therefore not subject to GST. Any input GST (e.g. GST on brokerage) incurred by the GST-registered investor in making such an exempt supply is generally not recoverable from the Comptroller of GST and constitutes an additional cost to the investor, unless certain conditions specified under the GST legislation or certain GST concessions are met by the investor. Where our Class A Ordinary Shares are sold by a GST-registered investor to a person belonging outside Singapore, and the supply directly benefits:

●	a person who belongs in a country other than Singapore and who is outside Singapore at the time of the sale; or

●	a GST-registered person who belongs in Singapore,

the sale of the Class A Ordinary Shares qualifies for zero-rating (i.e. subject to GST at 0%). As a general rule, any input GST incurred by a GST-registered investor in the making of this zero-rated supply in the course of or furtherance of his business activities, may be recovered from the Comptroller of GST as input tax credit, subject to the normal input tax recovery rules.

Investors are advised to seek their own tax advice regarding the recoverability of GST incurred on expenses related to the purchase and disposition of our Class A Ordinary Shares. Services consisting of arranging, broking, underwriting or advising on the issue, allotment or transfer of ownership of our Class A Ordinary Shares provided by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our Shares should be subject to GST at the standard rate, presently at 9%. Such services should qualify for zero-rating if these services are contractually supplied to an investor belonging outside Singapore and the supply directly benefits:

●	a person who belongs in a country other than Singapore and who is outside Singapore at the time the services are performed; or

●	a GST-registered person who belongs in Singapore.

Dividend Distributions

Singapore operates under the one-tier corporate taxation system (“One-Tier System”). Under the One-Tier System, the tax paid by a Singapore tax resident company constitutes a final tax. All dividends disbursed by a Singapore tax resident company are exempted from tax in Singapore for Shareholders regardless of their tax residency and whether the Shareholder is a company or an individual. Presently, Singapore does not impose withholding tax on dividends.

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All foreign Shareholders/investors are advised to consult their own tax advisers regarding the tax laws of their respective countries of residence pertaining to the dividends received by them and the applicability of any double taxation agreement between their country of residence and Singapore.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

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For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Class A Ordinary Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

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●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Network 1 Financial Securities, Inc., as underwriter (the “Underwriter”), with respect to the Class A Ordinary Shares in this Offering. The Underwriter may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this Offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. The Underwriter has agreed to purchase from us the number of Class A Ordinary Shares set forth opposite its name below, at the Offer Price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Class A Ordinary Shares
Network 1 Financial Securities, Inc.
Total

The Underwriter is committed to purchase all the Class A Ordinary Shares offered by this prospectus if it purchases any Class A Ordinary Shares. The Underwriter is not obligated to purchase the Class A Ordinary Shares covered by the Underwriter’s over-allotment option to purchase Class A Ordinary Shares as described below. The Underwriter is offering the Class A Ordinary Shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by its counsel and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this Offering, there has been no public market for our Class A Ordinary Shares. The Offer Price for our Class A Ordinary Shares will be determined through negotiations between us and the Underwriter. Among the factors to be considered in these negotiations will be the general prevailing market and economic conditions, our financial information; estimates of our business potential and earning prospects, and other factors deemed relevant by the Company and the Underwriter. The Offer Price of our Class A Ordinary Shares in this Offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our Company.

Over-Allotment Option

We have granted to the Underwriter a 45-day option to purchase up to an aggregate of additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the Offering) at the Offer Price per Share less underwriting discounts and commissions. The Underwriter may exercise this option for 45 days from the date of the closing of this Offering solely to cover sales of Class A Ordinary Shares by the underwriter in excess of the total number of Class A Ordinary Shares set forth in the table above. If any of the additional Class A Ordinary Shares are purchased, the underwriter will offer the additional Class A Ordinary Shares at $[ ] per Share, the Offer Price of each Share.

Discounts and Expenses

The underwriting discounts for the Class A Ordinary Shares and the over-allotment shares are equal to 7.5% of the Offer Price; provided, however, that for Company-introduced investors that purchase Class A Ordinary Shares in this Offering through the Underwriter, the underwriting discounts shall equal 3.75%.

The following table shows the price per share and total Offer Price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

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Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
IPO price	$	$	$
Underwriting discounts to be paid by us(1)	$	$	$
Proceeds to us, before expenses	$	$	$
Proceeds to the Selling Shareholders, before expenses	$	$	$

We have agreed to pay to the Underwriter, by deduction from the gross proceeds of the Offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Class A Ordinary Shares in this Offering.

We have agreed to pay expenses relating to the Offering, including: (i) our legal and accounting fees and disbursements; (ii) the costs of preparing, printing, mailing, and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, the underwriting agreement and related documents (all in such quantities as the Underwriter may reasonably require); (iii) the costs of preparing and printing stock certificates and warrant certificates; (iv) the costs of any “due diligence” meetings; (v) all reasonable and documented fees and expenses for conducting a net road show presentation; (vi) all filing fees and communication expenses relating to the registration of the shares to be sold in the Offering with the SEC and the filing of the Offering materials with FINRA; (vii) the reasonable and documented fees and disbursements of the Underwriter’s counsel up to $100,000; (viii) background checks of the Company’s officers and directors up to $15,000; (ix) preparation of bound volumes and mementos in such quantities as the Underwriter may reasonably request up to $2,500; (x) transfer taxes, if any, payable upon the transfer of securities from us to the Underwriter; and (xi) the fees and expenses of the transfer agent, clearing firm, and registrar for the Class A Ordinary Shares; provided that the actual accountable expenses of the Underwriter shall not exceed $175,000 (the “Accountable Expense Allowance”). We are required to supply the Underwriter and its counsel, at our cost, with a reasonable number of bound volumes of the Offering materials within a reasonable time after the closing of this Offering as well as commemorative tombstones.

We paid an expense deposit of $50,000 to the Underwriter, upon the execution of a letter of intent between us and the Underwriter, as an advance to be applied towards the Accountable Expense Allowance. Additionally, we paid $25,000 to the Underwriter, upon the confidential filing of this registration statement, which shall be applied towards the Accountable Expense Allowance. Upon the public filing of this registration statement, we shall pay $50,000 to the Underwriter, which shall be applied to the Accountable Expense Allowance. Upon the closing of this Offering, we will pay an additional $50,000 to the Underwriter, which shall be applied to the remaining outstanding Accountable Expense Allowance. Any expense deposits will be returned to us to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the Offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[ ].

Underwriter Warrants

We have agreed to issue warrants to the Underwriter or its designees (the “Underwriter Warrants”) to purchase a number of Class A Ordinary Shares equal to ten percent (10%) of the total number of Class A Ordinary Shares sold in this Offering, including Class A Ordinary Shares issued upon exercise of the Underwriter’s over-allotment option. Such Underwriter Warrants shall have an exercise price equal to 125% of the Offer Price of the Class A Ordinary Shares sold in this Offering. The Underwriter Warrants are exercisable for a period of five (5) years following the date of commencement of sales of the Offering, in whole or in part. The Class A Ordinary Shares underlying the Underwriter Warrants have resale registration rights, including one demand at our expense and one demand at the holders’ expense, and unlimited “piggy-back” rights at our expense for a period of five (5) years from the effective date of this registration statement of which this prospectus forms a part. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggy back” rights for a period of five (5) years from the effective date of this registration statement of which this prospectus forms a part, and such demand rights may be exercised on only one occasion.

The Underwriter Warrants and the underlying Class A Ordinary Shares are deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of this Offering. Pursuant to FINRA 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated, nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this Offering except to any underwriter and selected dealer participating in the Offering and their officers or partners, registered persons of affiliates or as otherwise permitted under FINRA Rule 5110(e)(2).

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Right of First Refusal

We have granted the Underwriter a right of first refusal, for a period of twelve (12) months from the closing of the offering, to co-manage any public future public and private equity and debt offering, (excluding (i) shares issued under any compensation or stock option plan approved by the Company’s shareholders, (ii) shares issued as consideration of an acquisition or as part of a strategic partnership or transaction and (iii) conventional banking arrangements and commercial debt financing), during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, with the Underwriter receiving the right to underwrite or place a number of the securities to be sold therein having an aggregate purchase price therein equal to a minimum of the aggregate purchase price of the Class A Ordinary Shares sold in this offering (excluding Class A Ordinary Shares issued upon exercise of Underwriter’s over-allotment option). If the Underwriter fails to accept in writing any such proposal within ten (10) days after receipt of a written notice from us containing such proposal, the Underwriter will have no claim or right with respect to any such sale contained in any such notice. If, thereafter, such proposal is modified in any material respect, the Company will adopt the same procedure as with respect to the original proposed public of private sale, and the Underwriter shall have the right of first refusal with respect to such revised proposal as set forth above. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Lock-up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Underwriter, it will not, for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any notion or contract to sell, grant any option, right or warrant to purchase, lead, or otherwise transfer or dispose of directly or indirectly, any share of capital share of the Company or any securities convertible into or exercisable or exchangeable for shares of capital share of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital share of the Company of any securities convertible into or exercisable or exchangeable for shares of capital shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital share of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital shares of the Company or such other securities, in such or otherwise.

Our Directors and executive officers have agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company (the “Lock-Up Securities”), that transfers, in whole or in part, any of the economic consequences of ownership of our Shares or such other securities for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, without the prior written consent of the Underwriter.

Notwithstanding the foregoing to the contrary and subject to the conditions below, a holder may transfer Lock-Up Securities without the prior written consent of the Underwriter in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Offering; provided that no filing under Section 16(a) of the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities (i) as a bona fide gift, by will or intestacy, (ii) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement, or (iii) to a family member or trust for the benefit of a family member (for purposes hereof, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; or (d) if the holder, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) or (d), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Underwriter a lock-up agreement substantially in the form of this lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made.

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No Sales of Similar Securities

We have agreed not to offer; pledge; announce the intention to sell; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Shares, whether any such transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise, without the prior written consent of the Underwriter, for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Class A Ordinary Shares

We have not taken any action to permit a public offering of our Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriter and its affiliates against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “TGHL.” We will not consummate this Offering without a listing approval letter from the Nasdaq Capital Market.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter or selling group members, if any, or by their affiliates, and the Underwriter may distribute prospectus electronically. The Underwriter may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to its online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter, and it should not be relied upon by investors.

In connection with this Offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

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Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the Underwriter to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the Underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. The Underwriter may engage in over-allotment sales, syndicate-covering transactions, stabilizing transactions, and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our Class A Ordinary Shares while this Offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our Class A Ordinary Shares than they purchase from us in this Offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate-covering transactions. There is no contractual limit on the size of any syndicate-covering transaction. The Underwriter will deliver a prospectus in connection with any such short sales. Purchasers of Class A Ordinary Shares sold short by the Underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement of which this prospectus forms a part.

●	Syndicate-covering transactions are bids for or purchases of our Class A Ordinary Shares on the open market by the managing underwriter on behalf of the Underwriter in order to reduce a short position incurred by the managing underwriter on behalf of the Underwriter. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriter’s option to purchase additional Class A Ordinary Shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount. The Underwriter may close out any covered short position by either exercising its option, in whole or in part, or by purchasing Class A Ordinary Shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of Class A Ordinary Shares available for purchase in the open market as compared to the price at which it may purchase Class A Ordinary Shares through the over-allotment option. Naked short sales are short sales made in excess of the over-allotment option. The Underwriter must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of our Class A Ordinary Shares in the open market that could adversely affect investors who purchased in this Offering.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

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Stabilization, syndicate-covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or delaying a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Offers Outside of the United States

Other than in the United States, no action has been taken by us or the Underwriter that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other Offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act; (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above; and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (“PRC”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

In relation to each Member State of the European Economic Area that has implemented the Prospectus Regulation (each, a “Relevant Member State”), an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

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For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other applicable selling restrictions set out below.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des Marchés Financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations, and this document has not been filed with or approved by any Irish regulatory authority, as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

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Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB”) pursuant to Italian securities legislation, and, accordingly, no offering material relating to the securities may be distributed in Italy, and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

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Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, 2001 of Singapore (“SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts of that corporation shall not be transferable within six months after that corporation has acquired the securities or securities-based derivatives contracts under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Malaysia

The securities have not been and may not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

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Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA). This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom, and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

This document does not constitute a public offer of, or an invitation to the public to purchase Ordinary Shares in the Company, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

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EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Class A Ordinary Shares in this Offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	[ ]
The Nasdaq Capital Market listing fee		50,000
FINRA filing fee		[ ]
Printing and engraving expenses		[ ]
Legal fees and expenses		[ ]
Accounting fees and expenses		[ ]
Transfer agent and registrar fee and expenses		[ ]
Miscellaneous		[ ]
Total	$	[ ]

* To be filed by amendment

107

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered in this Offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels Singapore LLP, our Cayman Islands counsel. Certain legal matters as to Singapore law will be passed upon for us by Drew & Napier LLC, our Singapore counsel. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain legal matters as to U.S. federal securities law in connection with this Offering will be passed upon for the Underwriter by Akerman LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of The GrowHub Limited as of December 31, 2023 and 2022, and for the years then ended, have been audited by Audit Alliance LLP, located at No.10 Anson Road, #20-16, International Plaza, Singapore, International Plaza 079903, Independent Registered Public Accounting Firm, as set forth in their report elsewhere herein. Such consolidated financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

108

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

[We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.]

Harney Westwood & Riegels Singapore LLP (“Harneys”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Harneys has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor (a liability to pay a liquidated sum for which the judgment has been given); (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained by fraud and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Also, our principal executive offices and substantially all of our assets are located in Singapore. In addition, most of our directors and officers are nationals or residents of Singapore and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Our Singapore counsel, Drew & Napier LLC, has further advised us that it is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States; or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal) in the federal or state courts of the United States (provided that it has jurisdiction over the parties subject to such judgment) under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment or earlier foreign judgement recognized in Singapore that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the recognition or enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive or penal damages against us and our Directors and/or our Executive Officers, we are unaware of any reported decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is recognizable or enforceable in Singapore.

109

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the Class A Ordinary Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Ordinary Shares. For further information about us and the Class A Ordinary Shares that we propose to sell in this Offering, we refer you to the registration statement and the exhibits, schedules, financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents.

Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

As a result of this Offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, as applicable to foreign private issuers, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, without charge, at https://thegrowhub.co/. You may access our annual reports on Form 20-F and other reports filed with the SEC, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A Ordinary Shares.

110

THE GROWHUB LIMITED

F-1

Report of Independent Registered Public Accounting Firm

AUDIT ALLIANCE LLP®
A Top 18 Audit Firm
10 Anson Road, #20-16 International Plaza, Singapore 079903.

UEN: T12LL1223B GST Reg No: M90367663E Tel: (65) 6227 5428
Website: www.allianceaudit.com

To:	The Board of Directors and Stockholders of
The GrowHub Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of The GrowHub Limited and its subsidiaries (the “Company”) as of December 31, 2023, and 2022, and the related statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two years period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two-years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has a working capital deficit of S$2,659,829 and S$2,467,438, respectively as of December 31, 2023 and 2022. The Company has incurred recurring losses and sustained a net loss of S$1,796,344 and S$1,928,069, and a cash outflow from operating activities of S$1,247,321 and S$1,233,948 for the years ended December 31, 2023 and 2022, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

June 17, 2024

PCAOB ID Number 3487

F-2

THE GROWHUB LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2023	2023
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	18,448	15,013	11,380
Accounts receivable, net	54,343	6,881	5,216
Amount due from a related party	5,200	34,260	25,968
Inventories, net	278,202	21,773	16,503
Deferred offering costs	70,000	175,575	133,082
Other current assets	9,908	8,381	6,352
Total current assets	436,101	261,883	198,501

Noncurrent assets
Intangible assets, net	2,265,069	2,108,748	1,598,384
Property and equipment, net	1,492	891	675
Right-of-use assets	757,714	183,796	139,313
Total noncurrent assets	3,024,275	2,293,435	1,738,372

TOTAL ASSETS	3,460,376	2,555,318	1,936,873

LIABILITIES
Current liabilities
Accounts payable	314,343	190,858	144,666
Accruals and other current liabilities	554,526	739,598	560,599
Income tax payables	3,014	5,855	4,438
Working capital loan from a related party	4,292,315	4,091,206	3,101,043
Operating lease liabilities, current	92,935	25,349	19,214
Total current liabilities	5,257,133	5,052,866	3,829,960

Noncurrent liabilities
Operating lease liabilities, non-current	670,681	162,281	123,005
Total noncurrent liabilities	670,681	162,281	123,005

TOTAL LIABILITIES	5,927,814	5,215,147	3,952,965

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ DEFICIT
Ordinary shares, US$0.0005 par value, 100,000,000 shares authorized, 1 share issued and outstanding as of December 31, 2022 and 2023, respectively	- *	- *	- *
Additional paid in capital	108,643	1,701,073	1,289,375
Accumulated losses	(2,552,652)	(4,325,718)	(3,278,799)
Accumulated other comprehensive income	3,837	12,567	9,526
Non-controlling interest	(27,266)	(47,751)	(36,194)
Total shareholders’ deficit	(2,467,438)	(2,659,829)	(2,016,092)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,460,376	2,555,318	1,936,873

*Amount less than S$1.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

THE GROWHUB LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31
	2022	2023	2023
	S$	S$	US$

Revenue	715,196	128,531	97,424
Cost of revenues	(177,302)	(282,828)	(214,377)
Gross profit (loss)	537,894	(154,297)	(116,953)

Operating expenses:
Selling and marketing expenses	(97,795)	(66,620)	(50,496)
General and administrative expense	(2,347,918)	(1,379,103)	(1,045,327)
Depreciation and amortization expenses	(9,753)	(49,359)	(37,413)
Operating lease expenses	(63,972)	(61,806)	(46,848)
Total operating expenses	(2,519,438)	(1,556,888)	(1,180,084)

Loss from operations	(1,981,544)	(1,711,185)	(1,297,037)

Other income (expense):
Other income	180,887	37,459	28,393
Interest expense	(125,114)	(119,716)	(90,742)
Total other income (expense), net	55,773	(82,257)	(62,349)

Loss before tax expense	(1,925,771)	(1,793,442)	(1,359,386)
Income tax expense	(2,298)	(2,902)	(2,200)
Net loss	(1,928,069)	(1,796,344)	(1,361,586)

Other comprehensive loss:
Foreign currency translation, net of income tax	4,872	11,523	8,734
Total comprehensive loss	(1,923,197)	(1,784,821)	(1,352,852)

Net loss attributable to The GrowHub Limited	(1,906,266)	(1,773,066)	(1,343,942)
Net loss attributable to noncontrolling interests	(21,803)	(23,278)	(17,644)
Net loss	(1,928,069)	(1,796,344)	(1,361,586)

Net comprehensive loss attributable to The GrowHub Limited	(1,902,930)	(1,764,336)	(1,337,325)
Net comprehensive loss attributable to noncontrolling interests	(20,267)	(20,485)	(15,527)
Net comprehensive loss	(1,923,197)	(1,784,821)	(1,352,852)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(1,906,266)	(1,773,066)	(1,343,942)

Weighted average number of Ordinary Shares used in computing net income per share
Basic and diluted	1	1	1

The accompanying notes are an integral part of these consolidated financial statements.

F-4

THE GROWHUB LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares			Additional		Accumulated other
	Shares Outstanding	Par value		paid-in capital	Accumulated losses	comprehensive income	Non-controlling interest	Total
		S$		S$	S$	S$	S$	S$
Balance as of January 1, 2022	1	-	*	108,643	(646,386)	501	(6,999)	(544,241)
Net loss	-	-		-	(1,906,266)	-	(21,803)	(1,928,069)
Foreign currency translation	-	-		-	-	3,336	1,536	4,872

Balance as of December 31, 2022	1	-	*	108,643	(2,552,652)	3,837	(27,266)	(2,467,438)
Issuance of shares	-	-		1,592,430	-	-	-	1,592,430
Net loss	-	-		-	(1,773,066)	-	(23,278)	(1,796,344)
Foreign currency translation	-	-		-	-	8,730	2,793	11,523

Balance as of December 31, 2023	1	-	*	1,701,073	(4,325,718)	12,567	(47,751)	(2,659,829)

		US$		US$	US$	US$	US$	US$
Balance as of December 31, 2023		-	*	1,289,375	(3,278,799)	9,526	(36,194)	(2,016,092)

*Amount less than S$1.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

THE GROWHUB LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31
	2022	2023	2023
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,928,069)	(1,796,344)	(1,361,589)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	9,753	49,359	37,413
Provision for stock obsolescence	-	1,079	818
Working capital loan interest	125,115	119,216	90,363
Intangible assets written off	-	142,500	108,012
Bad debt written off	197,208	-	-
Gain on lease modification	-	(7,019)	(5,320)
Operating lease expenses	63,972	68,056	51,585
Change in operating assets and liabilities:
Account receivables	(130,044)	47,462	35,975
Amount due from a related party	(5,200)	(29,060)	(22,027)
Inventories	(178,312)	255,350	193,550
Deferred offering costs	(70,000)	(105,575)	(80,023)
Other current assets	(7,647)	1,417	1,074
Account payables	191,364	(121,148)	(91,827)
Accruals and other payables	551,982	187,460	142,091
Income taxes payable	2,730	2,902	2,200
Operating lease liabilities	(56,800)	(62,976)	(47,734)

Net cash used in operating activities	(1,233,948)	(1,247,321)	(945,439)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,822)	-	-
Additions in intangible assets	(284,569)	(34,974)	(26,510)

Net cash used in investing activities	(286,391)	(34,974)	(26,510)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of working capital loan	-	(312,352)	(236,756)
Proceeds from working capital loan	1,500,840	-	-
Proceed from issuance of share	-	1,592,430	1,207,026

Net cash from financial activities	1,500,840	1,280,078	970,270

Effect of exchange rate change on cash and cash equivalents	(2,112)	(1,218)	(925)
Net change in cash and cash equivalents	(21,611)	(3,435)	(2,604)
Cash, cash equivalents - beginning of year	40,059	18,448	13,984

Cash, cash equivalents and restricted cash - end of year	18,448	15,013	11,380

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	-	-
Cash paid for interest	-	500	379

The accompanying notes form an integral part of these consolidated financial statements.

F-6

1	Organization and business overview

The Growhub Limited (the “Company”) is an investment holding company incorporated on April 12, 2024. The Company through its subsidiaries provide product traceability, data analytics, and product trading facilitation.

The Company operates at the intersection of technology and supply chain management, focusing on enhancing product traceability and authenticity while prioritizing innovation and sustainability. The business comprises of two main divisions, the GrowHub Platform and product trading facilitation, and the Company is preparing for the launch of third division, the GrowHub Innovation Centre, and expects to generate revenue by the end of the second quarter of 2025.

The GrowHub Platform, the flagship offering, leverages blockchain technology hosted on the Polygon network to revolutionize product tracing, offering traceability, anti-counterfeit, and carbon management solutions. The product trading division facilitates seamless placement of products in retail outlets and online channels, driving revenue growth and market expansion for partners. The GrowHub Innovation Centre anticipates to accommodate approximately 90 co-working membership accounts, signifies our commitment to collaboration with the Australian government and industry stakeholders, fostering research projects with commercialization potential to shape the future of the food industry. Through these initiatives, the Company aims to enhance transparency, efficiency, and sustainability across the food supply chain.

The Company is headquartered in Singapore.

Organization and reorganization

The Group is expected to complete an internal reorganization prior to the Company’s listing on Nasdaq Capital Market, which will involve the subscription by the shareholders of The GrowHub Innovations Company Pte Ltd of certain shares in The GrowHub Innovations Company Limited in consideration of the transfer of their respective equity interest in The GrowHub Innovations Company Pte Ltd to The GrowHub Innovations Company Limited, and the subsequent subscription by all the shareholders of The GrowHub Innovations Company Limited of certain shares in the Company in consideration of the transfer of their respective equity interest in The GrowHub Innovations Company Limited to the Company. Upon completion of the aforementioned, the Company became the ultimate holding company of the operating subsidiaries.

The consolidated financial statements are prepared based on the basis that the reorganization has been accounted for as a business combination among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

As of the date of this financial statement, the reorganization of the Company’s legal structure has not yet occurred.

F-7

1	Organization and business overview (continued)

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
The GrowHub Limited	April 12, 2024	100%	Cayman Island	Investment holding

The GrowHub Innovations Company Limited	April 12, 2024	100%	British Virgin Islands	Investment holding

The GrowHub Innovations Company Pte Ltd	August 17, 2020	100%	Singapore	Investment holding

GrowHub (Apac) Pte Ltd	January 6, 2020	100%	Singapore	Investment holding

GrowHub Distribution (Singapore) Pte Ltd	February 11, 2020	100%	Singapore	Distributor of Agri-culture products in Singapore and rest of Asia

GrowHub Trading Pty Ltd	April 3, 2020	100%	Australia	Trading of Agri-culture products

GrowHub Malaysia Sdn Bhd	February 28, 2022	100%	Malaysia	Distributor of Agri-culture products in Malaysia

GrowHub Innovation Centre Pty Ltd	March 17, 2022	100%	Australia	Rental and auxiliary services

GrowHub Technologies Pte Ltd	March 23, 2022	100%	Singapore	Blockchain services (product authentication and tracing) and data

GrowHub Japan Co., Ltd	July 30, 2021	100%	Japan	Distributor and trading of Agri-culture products in Japan

2	Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

F-8

2	Summary of significant accounting policies (continued)

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiaries for two-year period ended December 31, 2022 and 2023. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the provisions of ASC 810 and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Going concern

The accompanying financial statements have been prepared on a going concern basis. For the year ended December 31, 2023, the Company incurred a net loss of S$1,796,344 (US$1,361,586). As of December 31, 2023, its current liabilities exceeded the current assets by S$4,790,983 (US$3,631,459) and the Company had an accumulated deficit of S$2,659,829 (US$2,016,092). These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on the continuing financial support from its largest financial sponsor. Management believes that the Company will be able to negotiate with the largest financial sponsor for favorable concessions on payment terms, delay repayment period and payment due amount in the next 12 months. If there is no settlement of working capital loan on demand in the next 12 months, the Company will be able to bring down the working capital deficit to S$0.53 million (89% deduction from S$4.84 million) and S$0.73 million (85% deduction from S$4.79 million) for December 31, 2022, and December 31, 2023, respectively.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, professional service revenue estimated for various projects, the useful lives and impairment of long-lived assets, and collectability of accounts receivable and other current assets. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore.

F-9

2	Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and 2023, management believes that the Company’s other current assets are not impaired.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the weighted average cost method, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. As of December 31, 2023, the Company has not concluded its IPO hence incurred professional fees are recorded as deferred offering costs. As of December 31, 2022 and 2023, the accumulated deferred offering cost was S$70,000 and S$175,575 (US$133,082), respectively.

Leases

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02. Under this guidance, the Company determines if an arrangement is a lease or contains a lease at inception, operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU assets”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term. The Company elected the package of practical expedients permitted under the transition guidance to combine the lease and non-lease components as a single lease component for operating lease associated with the Company’s office space lease, and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

The Company has an operating lease for office and equipment, including an option to renew which is at the Company’s sole discretion. The renewal to extend the lease term is included in the Company’s ROU assets and operating lease liabilities as they are reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

F-10

2	Summary of significant accounting policies (continued)

Leases

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	Lesser of lease term or expected useful life
Computer Equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The useful life of the intangible assets is assessed to be finite. Amortization is computed using the straight-line method over the estimated useful life as follows:

The Peel Agri-Innovation Project Software	Lesser of 10 years and remaining lease term of right-of-use asset – Western Australian Food Innovation Precinct (“WAFIP”) 5 years

The Company acquired the ownership rights to execute the Peel Agri-Innovation Project in Australia. This project serves as a strategic investment vehicle for the Company’s future growth.

The software cost is primarily attributable to the GrowHub Platform, a traceability blockchain technology solution. The GrowHub Platform stands as the cornerstone of the Company’s operations, serving as the main business and flagship offering. Costs incurred in relation to individual projects are capitalized only when the future economic benefit of the project is probable and the following main conditions are met: (i) the development cost can be measured reliably, (ii) the technological feasibility of the product has been established and (iii) it is the intention of management to complete the intangible asset and use it.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2022 and 2023, no impairment of long-lived assets was observed and recognized.

F-11

2	Summary of significant accounting policies (continued)

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, amount due from a related party, other current assets, accounts payable, accruals and other current liabilities, and working capital loan from a related party approximate their fair values because of their generally short maturities.

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

Professional service revenue

Professional service revenue is generated through one-time or non-recurring projects with existing or new customers. Consultancy advisory services include feasibility studies and proposal of technology solutions that enhance the customers’ distribution networks and outreach of their products or services in Asia. Other projects include customized development works for specific needs of the clients, AI-based data analytics and market intelligence. A written service agreement detailing the scope of consultancy advisory services, defined milestones, performance obligations delivery, contractual value, and payment terms, is signed by both customer and the Company (service provider) prior to the commencement of the project. The service revenue contract is priced at a fixed fee rate for each performance obligation. The chargeable fee is based on a competitive market rate for a similar service offer. The revenue is recognized upon achieving the agreed project milestones and fulfilling the contractual obligations.

Platform subscription revenue

Platform subscription revenue is generated from the Company’s proprietary Web3 enabled cloud-based platform that offers users access to the platform for traceability and data analytics across the entire value chain. A written software subscription service agreement detailing the extent of access rights granted, duration of the access, contractual value, and payment terms, is signed by both customer and the Company (SaaS provider). The subscription revenue contract is priced at per user login. Under this per-active user pricing model, customers pay a predetermined fee for each login user who actively uses the Company’s SaaS product within a defined period, typically monthly or annually. The SaaS revenue is recognized ratably over the agreed subscription period.

F-12

2	Summary of significant accounting policies (continued)

Sales of goods

Transaction-based revenue is generated through delivery of identified goods to customers at the agreed price. The Company acts as a pass-through and therefore minimizes the risk of inventory. Customers place orders via the Company’s in-house ecommerce platform or external ecommerce marketplaces. Upon successful delivery of non-defective goods and acceptance of the goods in the original state with no demand of refund or good return by the customer, revenue is recognized.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a result of the assessment made by the CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Concentrations and credit risk

The Company maintains cash with banks in Singapore. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation.

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations of its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for expected credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the year ended December 31, 2022, Customer A and B accounted for 66.4% and 7.7% of the Company’s total revenue and 0% and 81.0% of the Company’s total accounts receivable as of December 31, 2022, respectively. For the year ended December 31, 2023, Customer C and D accounted for 58.6% and 18.1% of the Company’s total revenue and 0% and 44.7% of the total accounts receivable as of December 31, 2023, respectively.

For the year ended December 31, 2022, Vendor A and B accounted for 62.7% and 12.2% of the Company’s total purchases, and 60.8% and 8.1% of the accounts payable as of December 31, 2022, respectively. For the year ended December 31, 2023, Vendor A and C accounted for 63.8% and 6.2% of the Company’s total purchases, and 98.8% and 0.5% of the accounts payable as of December 31, 2023, respectively.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

F-13

2	Summary of significant accounting policies (continued)

Related parties

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar, United State Dollars, Australian Dollars, Malaysia Ringgit and Japanese Yen.

Convenience translation

Translations of the consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the years ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$ 0.7580 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2022 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years ended December 31, 2022 and 2023.

F-14

2	Summary of significant accounting policies (continued)

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards. As result of the election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022. We adopted the ASU on January 1, 2023 and will apply the guidance prospectively.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and cash flows.

3	Accounts receivable, net

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Accounts receivable	54,343	6,881	5,216
Less: Allowance for credit losses	-	-	-
Accounts receivable, net	54,343	6,881	5,216

F-15

4	Inventories, net

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Finished goods	278,202	22,852	17,321
Less: Provision for stock obsolescence	-	(1,079)	(818)

Inventories, net	278,202	21,773	16,503

Movement in provision for stock obsolescence:

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Beginning of the year	-	-	-
Charge for the year	-	1,079	818

End of the year	-	1,079	818

5	Other current assets

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Other receivables	2,420	279	212
Prepayments	1,530	2,144	1,624
Deposit	5,958	5,958	4,516

	9,908	8,381	6,352

6	Intangible assets, net

Intangible assets include The Peel Agri-Innovation Project and software. The intangible assets are initially capitalized at cost which includes the purchase price (net of any discounts and rebates) and other directly attributable cost of preparing the asset for its intended use. Direct expenditure which enhances or extends the performance of the intangible assets beyond its specifications and which can be reliably measured, is added to the original cost of the intangible assets. Costs associated with maintaining the intangible assets are recognized as an expense when incurred. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

	As of December 31,
	2022	2023	2023
	S$	S$	US$

The Peel Agri-Innovation Project	1,990,000	1,990,000	1,508,376

Software	284,569	129,543	98,191
Total	2,274,569	2,119,543	1,606,567
Less: accumulated amortization	(9,500)	(10,795)	(8,183)
Net book value	2,265,069	2,108,748	1,598,384

Amortization expense for the years ended December 31, 2022 and 2023 were S$9,500 and S$48,795 (US$36,986), respectively.

The Company plans to commence The Peel Agri-Innovation Project through WAFIP Innovation Centre in Australia after the IPO launch. As WAFIP Innovation Centre has not begun any income generating activity during these financial periods, there is no amortization incurred for the asset.

7	Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has 2 office premises and 1 office equipment lease agreements with lease terms ranging from 2 to 10 years, respectively. One of the office premises was renewed during the year for a further 5 months and accordingly accounted for  as a lease modification. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

As of December 31, 2023, the Company had the following non-cancellable lease contracts:

Description of lease	Lease term

Office lease at Paya Lebar Square in Singapore	2 years
WAFIP Innovation Centre in Australia	10 years
Photocopier machine	5 years

F-16

7	Leases (continued)

(a) Amount recognized in the consolidated balance sheet:

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Right-of-use assets	757,714	183,796	139,313
Lease liabilities
Current	92,935	25,349	19,214
Non-current	670,681	162,281	123,005
	763,616	187,630	142,219

(b) A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Amortization of right-of-use assets	49,956	56,065	42,496

Interest of lease liabilities	14,017	11,991	9,089

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2023 were as follows:

	Minimum lease payment
	S$	US$
Twelve months ending December 31,
2024	33,434	25,342
2025	25,034	18,975
2026	25,034	18,975
2027	25,034	18,975
2028 onwards	119,389	90,494

Total future minimum lease payments	227,925	172,761
Less imputed interest	(40,295)	(30,542)

Present value of operating lease liabilities	187,630	142,219
Less: current portion	(25,349)	(19,214)

Long-term portion	162,281	123,005

The following summarizes other supplemental information about the Company’s lease as of December 31, 2022 and 2023:

	As of December 31, 2022	As of December 31, 2023
Weighted average discount rate	4.83%	4.89%
Weighted average remaining lease term	5.46 years	4.56 years

F-17

8	Accruals and other current liabilities

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Accruals	41,523	148,474	112,540
Advances from investors	215,430	356,000	269,840
Goods and Services Tax payables	14,140	12,575	9,532
Deferred liability	-	9,799	7,427
Other payables
- Professional fee payables	255,961	183,270	138,914
- Amount due to employees	20,010	188	142
- Superannuation payable	457	-	-
- Others	7,005	29,292	22,204

Total	554,526	739,598	560,599

Advances from investors are funds received in advance for share allotments to be completed after the financial year ended December 31, 2023.

9	Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on April 12, 2024. Our authorized share capital is US$50,000 divided into 100,000,000 ordinary shares at par value US$0.0005 per share.

10	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and 2023:

Name of related parties	Relationship with the Company
Chan Michael @ Chan Soong Cheam	Father of Chan Choon Yew Lester, the Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors

Due from related party

Chan Michael @ Chan Soong Cheam received an interest-free loan from the Company, which had an outstanding principal amount of S$5,200 and S$34,260 (US$25,968) as of December 31, 2022 and 2023, respectively. The interest-free loan has no fixed terms of repayment and is repayable on demand. The outstanding balance will be settled on a net basis amongst entities within the group with related party Michael Chan @ Chan Soong Cheam.

Due to related party

Chan Michael @ Chan Soong Cheam provided a working capital loan to the Company, which had a total outstanding balance of S$4,292,315 and S$4,091,206 (US$3,101,043) as of December 31, 2022 and 2023, respectively. Interest expenses payable to Chan Michael @ Chan Soong Cheam were S$125,114 and S$119,216 (US$90,363) for the years ended December 31, 2022 and 2023, respectively. The working capital loan is unsecured, interest bearing at 3.0% (2022: 3.0%) per annum, and repayable within 60 calendar days on demand.

F-18

11	Revenue

Revenue by type of services

The summary of the Company’s total revenues by type of services for the years ended December 31, 2022 and 2023 was as follows:

	Year Ended December 31,
	2022	2023	2023
	S$	S$	US$

Professional service revenue	574,409	76,826	58,232
Platform subscription revenue	-	4,284	3,248
Sales of goods	140,787	47,421	35,944

Total	715,196	128,531	97,424

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Year Ended December 31,
	2022	2023	2023
	S$	S$	US$

Point in time	140,787	47,421	35,944
Overtime	574,409	81,110	61,480

Total	715,196	128,531	97,424

12	Income taxes

Cayman Islands and British Virgin Islands

The Company and its direct subsidiary, The GrowHub Innovations Company Limited are domiciled in the Cayman Island and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The GrowHub Innovations Company Pte Ltd, GrowHub (Apac) Pte Ltd, GrowHub Distribution (Singapore) Pte Ltd and GrowHub Technologies Pte Ltd are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

GrowHub Malaysia Sdn Bhd, the subsidiary, is subject to Malaysia Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the subsidiary fulfilled conditions where it has paid-up capital of MYR 2.5 million or less, and gross income from business operations is not more than MYR 50 million, the tax rate is 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000. The subsidiary has no operating profit or tax liabilities for the year ended December 31, 2022 and 2023.

Australia

GrowHub Trading Pty Ltd and GrowHub Innovation Centre Pty Ltd, the subsidiaries, are considered Australia tax resident enterprises under Australia tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Australia tax laws and accounting standards at a statutory tax rate of 30% (2022: 30%). The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2022 and 2023.

F-19

12	Income taxes (continued)

Japan

GrowHub Japan Co., Ltd, the subsidiary, is considered Japan tax resident enterprise under Japan tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determine under Japan tax laws and accounting standards at a statutory tax rate of 15% (2022: 15%). The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2022 and 2023.

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,
	2022	2023	2023
	S$	S$	US$
Income tax expense is comprised of the following:
Current	2,298	2,902	2,200

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Year Ended December 31,
	2022	2023	2023
	S$	S$	US$
Income (loss) before tax	(1,925,772)	(1,793,443)	(1,359,387)

Singapore income tax rate	(17.0%)	(17.0%)	(17.0%)
Reconciling items:
Non-deductible expenses	2.7%	3.2%	3.2%
Effect on different tax rate in different countries	(1.0%)	(0.4%)	(0.4%)
Income not subject to tax	(0.5%)	(0.5%)	(0.5%)
Deferred tax assets on temporary differences not recognized	16,7%	15.7%	15.7%
Others	(0.7%)	(0.8%)	(0.8%)

Effective tax rate	0.1%	0.2%	0.2%

Deferred tax

Significant components of deferred tax were as follows:

	As of December, 31
	2022	2023	2023
	S$	S$	US$

Capital allowance	666	-	-
Net operating loss carried forward	1,326,453	1,799,602	1,364,059
Deferred tax assets, gross	1,327,119	1,799,602	1,364,059
Valuation allowance	(1,327,119)	(1,799,602)	(1,364,059)
Deferred tax assets, net of valuation allowance	-	-	-

F-20

13	Other income

	As of December, 31
	2022	2023	2023
	S$	S$	US$

Government grants	7	2,802	2,124
Interest income	185	226	171
Miscellaneous income	15,570	33,046	25,048
Marketing income	158,133	-	-
Gains on foreign exchange	6,992	1,385	1,050
	180,887	37,459	28,393

14	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancelable operating leases as of December 31, 2023 please refer to section headed “Leases” set forth in the Notes to the Consolidated Financial Statements.

As of December 31, 2022 and 2023, the Company did not have any capital commitments and contingencies.

15	Subsequent events

The Company has assessed all subsequent events or transactions that occurred after December 31, 2023 up through the date the Company issued the consolidated financial statements.

In March 2024, the subsidiary, GrowHub (Apac) Pte Ltd has acquired 100% control in GrowHub Japan Co., Ltd.

In May 2024, the Company agreed to a debt forgiveness of 52.3% (S$98,507) on the account payable to Wide Open Agriculture Ltd, which amounted to S$188,507 as of December 31, 2023. The final cash settlement was agreed at S$90,000.

There are no further material subsequent events that require disclosure in these consolidated financial statements.

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[   ]

Class A Ordinary Shares

PROSPECTUS

[   ], 2024

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Through and including             , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against wilful default, fraud or the consequences of committing a crime. Our articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant from and against all actions, costs, charges, losses, damages and expenses which they or any of them, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trust unless such actions, costs, charges, losses, damages and expenses arise from wilful default, wilful neglect or fraud which may attach to such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Ordinary Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

●	On [●], the shareholders of GrowHub BVI, including [●] and [●], all current principal shareholders of the Company, subscribed for shares in the Company, the consideration of which is the transfer of their total shareholding in GrowHub BVI to the Company.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

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Item 8. Exhibits.

(a) Exhibits.

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement*
3.1	Memorandum and Articles of Association of the Company *
3.2	Amended and Restated Memorandum and Articles of Association of the Company to become effective immediately prior to the closing of the Offering*
4.1	Specimen Certificate for Class A Ordinary Shares*
4.2	Form of Underwriter’s Warrant*
5.1	Opinion of Harney Westwood & Riegels Singapore LLP as to the validity of the Ordinary Shares*
5.2	Opinion of Drew & Napier LLC, as to certain Singapore Legal Matters*
5.3	Opinion of Loeb & Loeb LLP as to the legality of the underwriter’s warrants*
10.1	Form of Employment Agreement, by and between the registrant and its Executive Officer.*
10.2	Form of Independent Director Agreement by and between the registrant and its Independent Director.*
10.3	Comprehensive Partnership Agreement dated September 8, 2023 by and between GrowHub Innovations Australia and Kyoto Sangyo University*
10.4	Memorandum of Understanding dated November 17, 2023 by and between Menjong Sorig Pharmaceuticals Corporation Ltd., Druk Holding & Investments Ltd., The GrowHub Innovations Company Pte ltd, and Trend Tech Consultancy*
10.5	Lease Agreement dated February 28, 2023 by and between the Shire of Murray, GrowHub Innovations Australia and GrowHub Innovations Singapore*
14.1	Code of Business Conduct and Ethics*
21.1	List of Subsidiaries*
23.1	Consent of Audit Alliance LLP *
23.2	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)*
23.3	Consent of Drew & Napier LLC (included in Exhibit 5.2)*
23.4	Consent of Loeb & Loeb LLP (included in Exhibit 5.3)*
24.1	Power of Attorney (included on signature page to the registration statement)*
99.1	Charter of the Audit Committee*
99.2	Charter of the Compensation Committee*
99.3	Charter of the Nominating and Corporate Governance Committee*
99.4	Consent of Huang Junli Christopher, Independent Director Nominee*
99.5	Consent of Manasori Nakatani, Independent Director Nominee*
99.6	Consent of Raymond Tan, Independent Director Nominee*
107	Calculation of Registration Fee*

*	To be filed by amendment.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b)	insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(c)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(d)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [   ], 2024.

The GrowHub Limited

By:
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Chan Choon Yew Lester his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer and Director	[*], 2024
Chan Choon Yew Lester	(Principal executive officer)

	Chief Financial Officer and Director	[*], 2024
Tan Mei Chin	(Principal financial and accounting officer)

	Independent Director Nominee	[*], 2024
Huang Junli Christopher

	Independent Director Nominee	[*], 2024
Manasori Nakatani

	Independent Director Nominee	[*], 2024
Raymond Tan

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Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of The GrowHub Limited, has signed this registration statement in New York, on [   ], 2024.

Authorized U.S. Representative Cogency Global Inc.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

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